Exhibit 99.1

Richmont Mines Inc.

# ANNUAL REPORT 2013

www.richmont-mines.com

RICHMONT

TSX / NYSE MKT : RIC

TABLE OF CONTENTS

Message from the Executive Chairman of the Board	04
Message from the President and Chief Executive Officer	05
Management’s Discussion and Analysis	07
Table of Reserves and Resources	51
Definition of Reserves and Resources	52
Management’s Report	54
Management’s Report on Internal Control over Financial Reporting	55
Independent Auditor’s Report of Registered Public Accounting Firm	56
Consolidated Income Statement	58
Consolidated Statement of Comprehensive Income	59
Consolidated Statement of Changes in Equity	60
Consolidated Statement of Financial Position	63
Consolidated Statement of Cash Flows	64
Notes to Consolidated Financial Statements	65
Board of Directors and Officers	106
General Information	107

Richmont Mines Inc. | 2013 Annual Report

MESSAGE FROM THE EXECUTIVE CHAIRMAN OF THE BOARD

Dear Fellow Shareholders,

I am very encouraged that as I write this letter in early 2014, the gold price environment appears to have found its footing after an unpredictable 2013. Signs are pointing to continued gold price appreciation and momentum. This, combined with the weakness of the Canadian dollar, is very favourable for the Corporation. In my dual role as Executive Chairman of the Board and as a significant shareholder, I am very pleased with Richmont’s success adding significantly to its gold resources over the past year, exceeding its target by reaching 1 million ounces at Island Gold. Through these times of tight capital, Richmont has been prudent with its cash but has continued the development of our high-grade Island Gold Deep deposit in Dubreuilville, Ontario. I believe that the Island Gold Deep project will be the cornerstone by which Richmont will secure a future of long-term growth for the Corporation and its employees, and create significant value for our shareholders.

Island Gold Deep has every indication of being a transformational asset for Richmont, and is the type of operation that we have been working towards. It is located in Ontario – one of the most mining-friendly jurisdictions in the world, and this new gold deposit is immediately below our fully-staffed, permitted, and producing Island Gold Mine. In addition to having this advantageous starting point, the Island Gold Deep project has the key attributes of a long-life cornerstone asset, namely a significant resource base of approximately 1 million ounces, and high gold grades, averaging a robust 9.29 g/t. We believe the market has yet to appreciate the significance of this asset to Richmont.

During the course of 2014 we will remain focused on optimizing our operations, and on further advancing Island Gold Deep with the objective of integrating the project into our Island Gold Mine commercial production profile in the near-to-medium term. To further support Richmont during this important phase of its corporate evolution, we are very pleased to have recently added two highly regarded mining industry veterans to our Board, namely Mr. René Marion and Dr. Jim Gill. Their extensive industry experience will provide our management team with additional insight and support, and will also build on the existing strength of our Board of Directors.

I would like to take this occasion to thank Mr. Réjean Houle and Mr. Ebe Scherkus for their valuable contributions and their support while members of our Board of Directors, and would also like to thank our recently retired Executive Vice-President and Chief Operating Officer, Mr. Christian Pichette, for his hard work, dedication, and contributions over his more than 8 years with Richmont.

In closing, I would like to like to thank the Corporation’s Board of Directors, management team, and employees for their hard work, dedication and commitment to Richmont and its long-term success.

Sincerely yours,

/s/ H. Greg Chamandy
H. Greg Chamandy
Executive Chairman of the Board

February 19, 2014

04	Richmont Mines Inc. | 2013 Annual Report

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dear shareholders,

A common denominator behind most successful gold mining companies is a long-life, low cost cornerstone mine from which a company can build and grow. Seldom do you see a company, or its share price, prosper over the long-term without such an asset. They give a company the cash flow stability and longevity to weather gold price fluctuations and the inherent cyclicality of the mining industry.

Over its 23-year operating history, Richmont has never had the luxury of owning such an asset. Through good operatorship and prudent financial management, the Corporation has managed to put 6 relatively small underground gold mines into production without taking on any meaningful long term debt and by issuing far fewer shares than its peers. As of this writing, Richmont still has only 39.6 million shares outstanding and has never consolidated its shares over its 23-year operating history. We are unique in the Canadian gold mining industry in this regard.

As commendable as these accomplishments are, they have not allowed us to establish that “Stepping Stone” asset from which to grow and graduate to the next tier of gold producer.

When the potential positive impact of Wasamac became apparent approximately two years ago, we -and the market -thought we had finally found the transformational asset that we had been seeking. The subsequent economics, however, did not meet our criteria given the gold price and the Canadian dollar – US dollar exchange rate environment, thus the dramatic rise in the Richmont share price, largely on the hopes of Wasamac, came tumbling back to earth. We continue to own 100% of Wasamac, a three million ounce gold deposit, well-located near our Rouyn-Noranda office in Quebec, but it will have to wait for a higher gold price and/or a lower Canadian dollar to be economic.

In 2013, however, we took a giant step toward establishing our cornerstone asset. Results from our exploration efforts on Island Gold Deep allowed us to exceed our one million ounce resource target at our Island Gold Mine site. Importantly, the grades and widths are significantly better than those in our mine above, which augurs well for the overall future economics of the Island Gold operation. Our ramp development efforts in 2013 have allowed us to reach the 574 metre level and will continue to progress deeper through 2014. Levels have been established at 25 metre intervals, and these will serve as access to the mineralization from 2014 onward. In summary, Island Gold Deep has become an extension of our main Island Gold Mine, and indications thus far are that it contains 4 times as much gold as we have mined above in the Island Gold Mine over the past 7 year period. To us, these are the makings of a long-life, cornerstone asset and Richmont’s top priority is to elevate the Island Gold Mine to top quality status by integrating Island Gold Deep.

The key components to financing the development of Island Gold Deep are the cash flow generated from our mines as well as financings from external sources if the terms and conditions of the latter are deemed attractive. If operational and/or technical issues arise or if the gold price does not cooperate, these sources of funding can become compromised, which is what occurred to a large extent in 2013. The gold price began the year at US$1,675/oz and closed at US$1,206/oz, shedding almost US$500/oz. Decisions to proceed with the Monique and W Zone projects were made in a much higher gold price environment and unfortunately the projects began producing gold following the aforementioned gold price decline, thus causing the sources of funding that we were counting on to be significantly lower than expected. Adding to the shortfall were lower than expected grades in the W Zone, which also impacted profitability and reserves at that operation and ultimately resulted in a non-cash write-down of its assets in the fourth quarter of the year. Island Gold also had a difficult year in 2013 producing fewer ounces than we had been expecting due to equipment availability and ventilation issues, both of which have since been addressed and resolved.

Richmont Mines Inc. | 2012 Annual Report	05

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

With respect to external funding, discussions to put in place a senior credit facility to fund the development of Island Gold Deep were initiated in March 2013. The exercise resulted in an agreement which closed on August 23, 2013, amid a much weaker environment for gold than when discussions began in March. The gold price weakened further as the year went on, moreover, not allowing for an opportune window for the Corporation to hedge production and to draw on the facility which had been put in place. To this end, it was deemed by management that the prudent approach was to terminate the facility and to re-visit this funding option in an improved gold price environment.

The end result has been that less funding is available for Island Gold Deep. Our goal is now to maintain positive momentum on our most promising asset, but to not overly compromise our balance sheet and capital structure, which have both been mainstays of Richmont. We thus reviewed our development plans, with a view of trimming our capital allocation and advancing Island Gold Deep in a manner that is consistent with our financial capabilities and that of the gold sector in general. The result, we believe, is an actionable plan that we intend to carry out over the coming years, beginning in 2014 with a $16 million capital allocation to Island Gold which will see the Island Gold Deep ramp advanced to a depth of 635 metres and developed on 5 levels, with a view of accessing the mineralized zones. To this end, initial development is expected to occur in the Island Gold Deep mineralization in May 2014.

In closing, the last two years have been very challenging for gold companies, from the very largest producers to the smaller ones like Richmont. Very few, if any, have been unaffected by a declining gold price, relatively strong Canadian dollar, high cost of materials and labour as well as increasingly strict and costly regulatory environments. 2014, however, is already shaping up to be a better year for Canadian gold producers, with the Canadian dollar briefly slipping below US$0.90 and the gold price showing signs of strength. As always, our focus at Richmont will continue to be on improving productivity, containing costs that are within our control and as mentioned at the outset, anchoring the Corporation’s future with a low-cost, long life asset.

I would like to extend my heartfelt thanks to our dedicated employees and to our shareholders who have continued to support us through this challenging period in the gold sector. We continue to work diligently to put your company on a solid footing for the future and to unlock the significant value that we believe our assets contain.

Best regards,

/s/ Paul Carmel
Paul Carmel
President and Chief Executive Officer

February 19, 2014

06	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

This MD&A is intended to help the reader understand Richmont Mines Inc. (“Richmont Mines”, “Richmont” or “the Corporation”), our strategy, our operations, our financial performance and the business environment in which we operate. The financial information presented herein is established in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted, which are the same as those used in the presentation of the financial statements for the year ended December 31, 2013. The currency used in this discussion is the Canadian dollar, except where otherwise stated. This report supplements and complements our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2013. The data on production are presented in metric units, with the exception of troy ounces, the most widely used method in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 50.

THE CORPORATION’S BUSINESS ACTIVITIES AND STRATEGY

Our Business: Richmont Mines is headquartered in Rouyn-Noranda, Quebec, Canada. Founded in the early 1980’s, the Corporation has operated 6 underground gold mines and 1 open-pit gold mine in Quebec, Ontario and Newfoundland over the years, and has produced in excess of 1,400,000 ounces of gold from these operations since beginning production in 1991. Richmont currently operates three gold mines (the Beaufor/W Zone and the Monique mines in Quebec and the Island Gold Mine in Ontario), and is actively developing the Corporation’s Island Gold Deep project, which lies directly below the operating Island Gold Mine.

Vision and Strategy: The cost-effective development and growth of our mining assets has always been at the heart of Richmont’s strategy since beginning commercial production in 1991, and remains central to the Corporation’s vision. Richmont is committed to generating positive cash flows and delivering organic growth, all the while continuing to identify and develop assets to expand our pipeline of projects, grow our reserve base and increase our future production profile.

Experienced Management Team: With 30 years of experience in gold exploration, development and mining, Richmont is uniquely well positioned to cost-effectively build its Canadian reserve base. Spearheading these initiatives is the Corporation’s management team, which has earned a reputation for expertise in operating underground gold mines. On an individual basis, most of our executive team has years of experience in the gold industry, either with Richmont or other larger gold producers.

2013 FINANCIAL AND OPERATIONAL HIGHLIGHTS

  2013 revenues of $90.2 million, from the sale of 63,443 gold ounces at an average price of CAN$1,419 (US$1,378) per ounce. 2012 revenues were $101.7 million, from the sale of 60,741 ounces of gold at an average price of CAN$1,665 (US$1,666) per ounce;

  2013 net loss from continuing operations of ($33.2) million or ($0.84) per share, compared to the 2012 net loss from continuing operations of ($3.0) million, or ($0.08) per share; The 2013 net loss was ($34.3) million, or ($0.87) per share, versus the 2012 net loss of ($45.0) million, or ($1.28) per share;

  2013 net loss from continuing operations includes a non-cash write-down of the W Zone Mine assets following a reduction of its reserve base, a write-down of deferred income and mining tax assets, a write-off of financing costs following the termination of a debt-financing agreement and severance charges (for details please refer to Table 2 on page 10);

  Continued promising results obtained at depth at the Island Gold Mine in 2013; new Island Gold Deep Indicated resource of 169,000 gold ounces and expanded Inferred resource of 955,000 gold ounces established at January 21, 2014 (on a 100% basis; please refer to Note 5 of the Reserve and Resource estimates table on page 51);

Richmont Mines Inc. | 2012 Annual Report	07

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  Proven and Probable reserves at December 31, 2013 were 218,172 ounces of gold grading 4.98 g/t, versus 212,476 ounces of gold grading 5.89 g/t at the end of 2012; Measured and Indicated resources were 1,907,528 ounces of gold grading 3.42 g/t, versus 1,818,560 ounces of gold grading 3.20 g/t at year-end 2012;

  Balance sheet: cash balance at December 31, 2013 of $17.6 million, working capital of $14.0 million, and long-term debt of $5.2 million.

Review of Operations: Richmont currently produces gold at the Island Gold Mine in Ontario and at the Beaufor/W Zone and Monique mines in Quebec. Gold sales from these operations totalled 63,443 ounces in 2013, compared to 60,741 ounces sold in 2012, with the annual difference reflecting the addition of commercial production from the Monique and W Zone mines in the fourth quarter and higher annual gold sales from the Beaufor Mine, partially offset by lower gold sales at the Island Gold Mine during the year. The Island Gold Mine generated gold sales of 35,113 ounces in 2013, below the 41,686 ounces of gold sold in 2012, due primarily to a lower mined grade of 4.65 g/t compared to 5.45 g/t in 2012. As of December 31, 2013, the Island Gold Mine had Proven and Probable reserves of 143,505 ounces of gold, more than replacing its 2013 annual production. The Beaufor Mine, which has been in commercial production since 1996, generated gold sales of 23,028 ounces in 2013, in line with its targeted production range of 20,000 to 25,000, and a 21% increase from 2012 gold sales of 19,055 ounces. The annual improvement was driven by a stronger recovered grade of 5.75 g/t in 2013, versus 5.08 g/t in 2012, and higher processed tonnage year-over-year. Definition drilling completed at the Beaufor Mine during 2013 enabled this operation to replace 65% of its annual production. Proven and Probable reserves as of December 31, 2013 at the Beaufor Mine were 31,133 ounces of gold versus 39,114 ounces of gold at the end of 2012.

Revenue: Total revenues for 2013 were $90.2 million, compared to revenues of $101.7 million in 2012. The year-over-year decrease reflected a 15% lower average realized gold sales price in Canadian dollars, the effects of which were only partially offset by a 4% increase in the number of gold ounces sold. More precisely, 63,443 ounces of gold were sold in 2013 at an average price of CAN$1,419 (US$1,378) per ounce, versus gold sales of 60,741 ounces in 2012 at an average price of CAN$1,665 (US$1,666) per ounce.

Cost of Sales: Cost of sales increased 16% year-over-year in 2013 to $85.8 million, reflecting the addition of 74,803 tonnes following the onset of commercial production at the Monique and W Zone mines on October 1, 2013, higher depreciation costs at the W Zone Mine, a 7% increase in tonnage from the Beaufor Mine, and a slightly higher cost per tonne at the Island Gold Mine. The average cash cost of production was CAN$1,128 (US$1,095) per ounce in 2013, versus CAN$1,044 (US$1,044) per ounce in 2012, reflecting higher costs at the Island Gold Mine combined with high costs at the Monique and W Zone mines in their ramp-up phase, the effects of which were partially offset by lower year-over-year costs at the Beaufor Mine driven by a 13% increase in recovered grade.

Earnings: As reported, the Corporation generated a net loss from continuing operations of ($33.2) million, or ($0.84) per share, for the 2013 fiscal year. This compared to a net loss from continuing operations of ($3.0) million, or ($0.08) per share, in 2012, which excluded a loss associated with the discontinued Francoeur Mine operation. The variance year-over-year reflects charges totaling $22.8 million, or $0.58 per share, specifically a non-cash write-down of the W Zone Mine assets, a write-off of deferred income and mining tax assets, a write-off of financing costs following the termination of a debt-financing agreement and severance charges. Please see Table 2 for details. The annual variance in results also reflects a 15% decrease in the average realized gold price in Canadian dollars, an 8% increase in the average cash cost per ounce stemming partly from the onset of commercial production at the Monique and W Zone mines in the fourth quarter, as well as higher cost at Island Gold, the effects of which were only partially mitigated by a 4% increase in the number of gold ounces sold.

08	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Richmont’s net loss from continuing operations of ($3.0) million, or ($0.08) per share, in 2012 compared to net earnings of $25.9 million, or $0.81 per share, in 2011, with the annual variance primarily attributable to the 20% decrease in the number of ounces of gold sold that was driven by slightly lower tonnage and recovered grades at Island Gold and a significant grade reduction at Beaufor as well as a significant increase in exploration project and evaluation expenses. Partially mitigating the effect of this was a 7% increase in the selling price per ounce of gold in Canadian dollars.

TABLE 1: NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS

(in thousands of $, except per share amounts)	2013	2012	2011
	$	$	$

Net earnings (loss) from continuing operations	(33,162)	(2,977)	26,043

Net loss from discontinued operation	(1,098)	(42,038)	(125)

Net earnings (loss)	(34,260)	(45,015)	25,918

Earnings (loss) per share
Basic earnings (loss) per share
Earnings (loss) from continuing operations	(0.84)	(0.08)	0.81
Loss from discontinued operation	(0.03)	(1.20)	-

Basic net earnings (loss)	(0.87)	(1.28)	0.81

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	(0.84)	(0.08)	0.80
Loss from discontinued operation	(0.03)	(1.20)	-

Diluted net earnings (loss)	(0.87)	(1.28)	0.80

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings and adjusted net earnings per share do not have any standardized definition under IFRS. Management uses these performance measures to assess the operating performance of the Corporation without the effects of unusual items because they affect the comparability of the financial results and could potentially distort the evaluation of its business performance.

The 2013 adjusted net loss excludes a small loss from the discontinued Francoeur Mine operations, a non-cash write-down on the W Zone Mine assets as a result of a reduction in its reserve base, a write-off of the financing costs associated with the termination of a debt-financing agreement, a write-off of deferred income and mining tax assets, and severance charges recorded in 2013. The 2012 adjusted net loss excludes charges from the discontinued operation of the Francoeur Mine and the severance compensation paid to the Corporation’s ex-President and CEO. In 2011, the adjusted net earnings exclude a gain on disposal of a mining property and charges related to the discontinued operation of the Francoeur Mine. All of these adjustments are net of taxes.

The following table is a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings (loss) on a consolidated basis.

Richmont Mines Inc. | 2012 Annual Report	09

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

TABLE 2: FISCAL YEAR ADJUSTED NET EARNINGS (NON-IFRS FINANCIAL PERFORMANCE MEASURES)

(in thousands of $, except per share amounts)	2013	2012	2011
	$	$	$

Net earnings (loss) from continuing operations	(33,162)	(2,977)	26,043

Adjustments, net of taxes:
Write-off of Deferred Income & Mining Tax assets	7,484	-	-
Write-down of W Zone Mine assets	13,472	-	-
Write-off of financing costs related to debt financing	1,165	-	-
Charges related to employee severance payments	700	1,456	-
Gain on the sale of the Valentine Lake property	-	-	(2,337)

Adjusted net earnings (loss)	(10,341)	(1,521)	23,706

Basic weighted average number of shares outstanding (thousands)	39,594	35,055	31,813

Adjusted net earnings (loss) – per share	(0.26)	(0.04)	0.75

CORPORATE AND OPERATIONAL NEWS

Island Gold Mine – Island Gold Deep

In February 2013, Richmont announced estimated preliminary Inferred resources of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces for the deep C Zone, situated below the existing infrastructure and reserve and resource base of its Island Gold Mine. The Corporation announced an updated Inferred mineral resource estimate in early October 2013 of 2.3 million tonnes grading 10.53 g/t for 771,000 ounces of gold, and also indicated that a portion of the updated inferred resource base was within four patented claims for which Richmont owns 69% with the remaining 31% being held by a third party. The Corporation is in discussions with the third party with the objective of acquiring the 31% interest in the four claims that it does not currently own but has not yet been able to reach an agreement. In the interim, work continues according to previously established plans and budgets, with each party to be held responsible for its proportion of the expenditures under the Ontario Mining Act.

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. With this Agreement, Richmont will secure mining rights below a depth of 400 metres on several claims to the south of the Island Gold Deep Project, and will acquire a claim which will extend the western boundary of its Island Gold Deep Project by a distance of 585 metres towards the west. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project. Under the terms of the Agreement, Richmont will receive a net payment of CAN$2.0 million in cash from Argonaut upon completion of the land transactions, which is expected to take place by the end of the first quarter of 2014.

On January 28, 2014, the Corporation announced a significant increase in Indicated and Inferred gold resources at the Island Gold Deep deposit. Previously reported Inferred resources containing 771,000 ounces of gold were expanded and upgraded to Indicated resources of 456,000 tonnes at an average grade of 11.52 g/t for 169,000 ounces of gold, and Inferred resources of 3,200,000 tonnes at an average grade of 9.29 g/t for 955,000 ounces of gold. The increase includes resources from the deep C Zone as well as six sub-parallel gold zones, all of which remain open both along strike and to depth where the potential for adding additional high-grade gold resources is believed to be high. The updated resources suggest that Island Gold Deep has the potential to be developed into an important high-grade and long life contributor to Richmont’s Island Gold Mine.

10	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Please refer to the February 25, 2013, October 7, 2013, October 16, 2013 and January 28, 2014 press releases for details.

Macquarie Senior Secured Facility

On December 20, 2013 Richmont announced that it had decided to terminate, with no cancellation costs, the Senior Secured Credit Facility (the “Facility”) for up to US$50 million secured in mid-June and subsequently closed in August 2013, with Macquarie Bank Limited (“Macquarie”). At the onset of discussions with Macquarie in March 2013, financing the development of Island Gold Deep partly through debt was deemed a good business decision, and the hedging of a minimal amount of production ounces to lock in attractive margins was deemed to be a prudent approach given the higher gold price. Following the approximate $400/ounce decrease in the gold price, however, management believed that it was in the best interest of Richmont and its shareholders to terminate the Facility, with the objective of developing Island Gold Deep through internally-generated cash flow from the Corporation’s producing mines. Please see the related December 20, 2013, August 23, 2013, and June 17, 2013 press releases for additional details.

Accordingly, the Corporation has taken a charge of $1.2 million, or $0.03 per share, in the fourth quarter. This charge reflects the cost of establishing the Facility, and similarly includes an amount of $0.4 million for the value of the warrants issued to Macquarie.

Monique Mine

In early January 2013, Richmont announced that it had received the required mining permits for its 100%-owned Monique property located in Val-d’Or, Quebec. The Corporation processed a bulk sample from this property during the second quarter of 2013 and subsequently began the three month pre-production phase following the completion of a reserve calculation. With the pre-production phase completed, commercial production was declared on October 1, 2013. Ore from Monique is processed at Richmont’s 100%-owned Camflo Mill along with ore from the Corporation’s Beaufor Mine and W Zone Mine. Please refer to the January 9, 2013, July 31, 2013 and October 4, 2013 press releases, and the Regulation 43-101 report on the Monique reserve estimate filed on SEDAR (www.sedar.com) on September 13, 2013 for additional details.

W Zone Mine

The Corporation processed a bulk sample from this property during the second quarter of 2013 and subsequently began the three month pre-production phase following the completion of a reserve calculation. With the pre-production phase completed, commercial production was declared on October 1, 2013. Please refer to the October 17, 2013 press release for additional details.

Subsequent to 2013 production and a re-interpretation of the geology following exposure from mining, the reserve base of the W Zone Mine was significantly reduced. As a result of this reduction, and the ensuing impact on expected future production from this operation, the Corporation has taken a $13.5 million, or $0.34 per share, non-cash write-down on the asset base in the fourth quarter of 2013. The reduction in the reserve base also caused the W Zone Mine depreciation expense to be much higher than anticipated in the fourth quarter of 2013. Following the write-down, the depreciation rate per ounce will be significantly reduced in 2014. Given the lower expected production at the W Zone Mine of approximately 4,000 ounces in 2014, the Corporation expects operations to be suspended by the end of the second quarter of 2014.

2013 Management Changes

In early November, the Corporation announced that Mr. Christian Pichette, Richmont’s Chief Operating Officer, would be retiring at the end of 2013 after more than 35 years in the mining industry, the last 8 of which he spent as an integral part of the Richmont team.

Richmont Mines Inc. | 2012 Annual Report	11

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In mid-December, the Corporation announced that Mr. Rosaire Emond, Eng., would be replacing Mr. Pichette as Richmont’s Vice-President and Chief Operating Officer. Mr. Emond holds a Mining Engineering degree from the University of Laval in Quebec, and has close to 30 years of project management and mine-building experience with various companies including Placer Dome Canada and Agnico-Eagle Mines Limited. It was similarly announced at that time that Mr. Jean Bastien, Eng., MBA, had been appointed to the position of Mine Manager of the Corporation’s Island Gold Mine, and that Mr. Raynald Vincent, Eng. M.G.P., had been appointed to the position of Chief Geologist for the Corporation’s Island Gold Mine. Please see the November 7, 2013 and December 10, 2013 press releases for additional details.

2013 Board of Director Changes

In early November, the Corporation announced that after 24 years as a Director of Richmont, Mr. Réjean Houle stepped down from the Board to focus on his dual roles as an Ambassador for the Montreal Canadiens Hockey Club Inc., and as President of The Montreal Canadiens Alumni Association. In addition, it was announced that Mr. Ebe Scherkus had resigned from Richmont’s Board of Directors for personal reasons. Please see the Corporation’s November 7, 2013 third quarter earnings press release, and the December 10, 2013 press release for additional details.

Subsequent to these announcements, the Corporation announced the addition of industry veterans Dr. James W. Gill and Mr. René Marion to its Board of Directors. Dr. Gill has been involved in the mining business for over 40 years and brings expertise in the exploration, mine development and operation business as well in public company management and finance. Dr. Gill founded Aur Resources Inc. and over its 26 year history helped build the company into a significant mining enterprise with operations in Canada and Chile. A mining engineer by training, Mr. Marion brings over 30 years of industry experience to Richmont’s Board, including as past President and CEO of Aurico Gold from 2007 through 2012, and in a variety of roles with increasing responsibility at Barrick Gold Inc. from 1995 through 2007. Please see the Corporation’s November 7, 2013 third quarter earnings press release, and the December 10, 2013 press release for additional details.

2014 Corporate Capex, and Exploration and Definition Drilling Plan and Budget: Richmont plans to spend approximately $3.8 million completing roughly 32,500 metres of exploration drilling during 2014. The Corporation will also incur total capital expenditures of approximately $18.1 million, with the majority focused on the development of Island Gold and Island Gold Deep. An additional 35,000 metres of definition drilling is planned in 2014, which the Corporation will expense and include in the cash costs of each operation. Please see Table 3 below for a breakdown on a property-by-property basis.

TABLE 3: 2014 CAPEX BUDGET, AND EXPLORATION & DEFINITION DRILLING PLAN

	Capital		Exploration	Definition
	Expenditure		drilling	drilling
	(millions CAN$)		(metres)	(metres)
Mines and properties		Mines and properties
Island Gold Mine/Island Gold Deep	16.3	Island Gold Mine/Island Gold Deep	11,000	23,000
Beaufor Mine	0.7	Beaufor Mine	21,500	10,000
Other Properties	1.1	W Zone/350 Zone	-	2,000
		Total metres	32,500	35,000
		Total Exploration Budget
Total CAPEX Budget	18.1	(millions CAN$)	3.8

12	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

PRINCIPAL FINANCIAL DATA1

	2013	2012	2011

KEY PER OUNCE OF GOLD DATA (excluding Francoeur Mine)
Average market price (US$)	1,411	1,669	1,572
Average selling price (US$)	1,378	1,666	1,570
Average selling price (CAN$)	1,419	1,665	1,553
Average exchange rate (US$/CAN$)	1.0299	0.9996	0.9891
Ounces of gold sold	63,443	60,741	76,143
Average cash cost (US$/ounce)[2]	1,095	1,044	821
Average cash cost (CAN$/ounce)[2]	1,128	1,044	812

KEY FINANCIAL DATA (in thousands of $)
Revenues	90,213	101,718	118,518
Net earnings (loss) from continuing operations	(33,162)	(2,977)	26,043
Net loss from discontinued operation	(1,098)	(42,038)	(125)
Net earnings (loss)	(34,260)	(45,015)	25,918
Adjusted net earnings (loss)	(10,341)[3]	(1,521)[4]	23,706	[5]
Cash flows from operating activities	3,456	7,656	38,838
Investment in property, plant and equipment	41,888	37,854	31,670
Cash and cash equivalents	17,551	59,810	63,532
Total assets	123,328	148,244	167,990
Shareholders’ equity	86,353	118,363	134,134

Proven and Probable Reserves as at December 31 (ounces)	218,172	212,476	318,585
Shares outstanding as at December 31 (thousands)	39,596	39,566	33,110

KEY PER SHARE DATA
Stock price (at closing)
US$ (NYSE Market)	1.00	3.01	10.76
CAN$ (TSX)	1.07	2.99	10.94

NUMBER OF EMPLOYEES AS AT DECEMBER 31	442	471	489
[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as the total cash cost of production per ounce sold for each of the Corporation's properties, excluding the rates of depreciation per ounce, and adjusted net earnings (loss). These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS. For further information, please refer to section “Non-IFRS financial performance measures” on page 9 of this MD&A.

[2]	The cash cost includes operating costs and royalties.
[3]

Adjusted net loss excludes the write-down of the W Zone Mine of $13,472, a write-off of deferred income and mining tax assets of $7,484, a write-off of financing costs of $1,165 and severance charges of $700.

[4]

Adjusted net loss excludes the $49,066 ($42,038 after-tax) loss from the discontinued operation of the Francoeur Mine and the payment of $1,986 ($1,456 after-tax) of severance compensation to the Corporation’s ex-President and CEO.

[5]	Adjusted net earnings exclude a $3,000 ($2,337 after-tax) gain on sale of the Valentine Lake property and charges of $125 related to the discontinued Francoeur Mine operation.

Richmont Mines Inc. | 2012 Annual Report	13

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

THE GOLD MARKET

The gold market was turbulent in 2013, with the price varying by US$502 from the highest London PM fix close of US$1,694 seen on January 2, 2013, to the annual low of US$1,192 recorded on June 28, 2013. The average price of US$1,411 was US$258 or 15% below the 2012 average price of US$1,669, and was also US$161 or 10% below the 2011 average price of US$1,572. Gold began 2013 with an average of US$1,671 for January, a level that was in line with the 2012 average price per ounce of US$1,669. The monthly average gold price then declined progressively throughout the year, and finished the year with a monthly average of US$1,225 in December, the lowest monthly average of the year.

Average Annual Gold Price (London PM Fix)

	2013	2012	2011	2010	2009

Average annual gold price (in US$)	1,411	1,669	1,572	1,225	972
Source: Kitco

The main factors that may continue to have influence on the future price of gold include:

  Possible strengthening in the US dollar and the US tapering of its monetary stimulus;

  Continued gold ETF liquidation;

  Weak global inflationary pressures;

  Increased demand levels from China, and easing of import duties in India;

  Uncertainty around governmental fiscal issues in North America and Europe;

  Ongoing geopolitical instability.

According to the London Bullion Market Association (LBMA) 2014 forecast survey, many analysts anticipate that gold prices will remain relatively flat in 2014, and are predicting, on average, a gold price of US$1,219 per ounce.

EXCHANGE RATES

The U.S. dollar rallied against the Canadian dollar throughout most of 2013 as the effects of an improving U.S. economy positively impacted its currency. The U.S. dollar started the year essentially at par with the Canadian dollar, closing at CAN$0.9973 at the end of January. After reaching its annual low of CAN$0.9845 on January 11, 2013, it then followed a generally upward trend to reach an annual high of CAN$1.0737 on December 20, 2013. On an annualised basis, the value of the U.S. dollar versus the Canadian dollar increased slightly year-over-year to an average of CAN$1.0299 in 2013, from an average of CAN$0.9996 in 2012, and an average of CAN$0.9891 in 2011.

In 2012, the U.S. dollar continued its overall average weakness against the Canadian dollar, as the effects of the global economic crisis continued to have repercussions on the U.S. economy. The U.S. dollar started the year essentially at par with the Canadian dollar, closing at CAN$1.0028 at the end of January 2012. After reaching its annual high of CAN$1.0397 on June 4, 2012, which was below the 2011 annual high of CAN$1.0630 that was reached at the end of July 2011, it then followed a slight downward trend to reach an annual low of CAN$0.9683 on September 13, 2012. On an annualised basis, the value of the U.S. dollar versus the Canadian dollar increased slightly year-over-year to an average of CAN$0.9996 in 2012, from an average of CAN$0.9891 in 2011.

14	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation presents per ounce data in US dollars. On a quarterly basis, the exchange rate is adjusted to reflect the actual quarterly and year-to-date rate through the end of the quarter. Therefore, the quarterly rate and the year-to-date rate may differ.

REVENUES

(in thousands of $, except ounces sold data)	2013	2012	2011
	$	$	$

Revenues	90,213	101,718	118,518

Ounces sold	63,443	60,741	76,143

Total annual revenues decreased 11% in 2013 to $90.2 million from $101.7 million in 2012, reflecting a 15% decrease in the average gold sales price realized in Canadian dollars, the effects of which were only partially offset by a 4% increase in the number of gold ounces sold. For the year, 63,443 ounces of gold were sold at an average price of CAN$1,419 (US$1,378) per ounce, versus gold sales of 60,741 in 2012 at an average price of CAN$1,665 (US$1,666) per ounce. The Island Gold Mine sold 35,113 ounces of gold in 2013 at an average price of CAN$1,434 (US$1,392), compared with 41,686 ounces of gold in 2012 at an average price of CAN$1,665 (US$1,666) in 2012 and 49,196 ounces of gold sold at an average price of CAN$1,549 (US$1,566) in 2011. The Beaufor Mine sold 23,028 ounces of gold at an average price of CAN$1,417(US$1,376) per ounce in 2013, compared to 19,055 ounces of gold at an average price of CAN$1,665 (US$1,666) per ounce in 2012 and 26,947 ounces of gold at an average price of CAN$1,559 (US$1,576) in 2011. The Monique and W Zone mines, which both began commercial production on October 1, 2013, sold 2,976 ounces of gold at an average price of CAN$1,328 (US$1,265) and 2,326 ounces of gold at an average price of CAN$1,328 (US$1,265), respectively, in 2013. Total annual revenues of $101.7 million in 2012 were 14% below the $118.5 million generated in 2011, reflecting a 20% decrease in the number of gold ounces sold from the Island Gold and Beaufor mines, the effects of which were partially mitigated by a 7% increase in the average gold sales price realized in Canadian dollars.

Richmont Mines Inc. | 2013 Annual Report	15

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

COST OF SALES1

(in thousands of $)	2013	2012	2011
	$	$	$

Island Gold Mine	47,475	44,394	45,099
Beaufor Mine	26,813	28,643	26,467
W Zone Mine	5,957	-	-
Monique Mine	4,675	-	-
Custom milling and other	912	761	130

	85,832	73,798	71,696

1 Includes operating costs, royalties and depreciation and depletion expenses.

2013 cost of sales increased 7% year-over-year at the Island Gold Mine to $47.5 million, reflecting a higher cost per tonne, primarily in milling, that were the result of mechanical issues at the mill during the second quarter of the year that necessitated the short-term rental of equipment from an outside supplier. Operating costs at the Beaufor Mine decreased a comparable 6% in 2013 to $26.8 million from $28.6 million in 2012, as a 12% decrease in cost per tonne offset the 7% increase in tonnage. The Corporation’s Monique and W Zone mines, which both began commercial production on October 1, 2013, contributed $4.7 million and $6.0 million, respectively, to the 2013 consolidated cost of sales of $85.8 million, with costs levels at the W Zone Mine reflecting materially higher depreciation expense following the reduction of its reserve base. The average cash cost of production increased 8% in Canadian dollars in 2013 to CAN$1,128 (US$1,095) from CAN$1,044 (US$1,044) in 2012, as higher costs at the Island Gold Mine stemming from lower grades and the high costs at the Monique and W Zone mines in their initial ramp up stage, were only partially offset by lower year-over-year costs at the Beaufor Mine stemming from the improved grade and lower cost per tonne.

Cost of sales in 2012 of $73.8 million were 3% above the 2011 levels of $71.7 million, with the increase primarily driven by a 16% rise in the level of tonnage processed from the Beaufor Mine during the year. On a segmented basis, 2012 cost of sales decreased 2% year-over-year at the Island Gold Mine to $44.4 million, reflecting lower tonnage, and lower royalties and depreciation and depletion expense as a result of the 15% decrease in gold ounces sold. Operating costs at the Beaufor Mine increased 8% in 2012 to $28.7 million from $26.5 million in 2011, primarily a reflection of higher tonnage. The average cash cost of production increased 29% in Canadian dollars in 2012 to CAN$1,044 (US$1,044) from CAN$812 (US$821) in 2011. The increase reflects higher costs at both the Island Gold Mine and Beaufor Mine operations, which were driven by slightly lower recovered grades and tonnage at Island Gold, and a significant reduction of grades at Beaufor.

The amount of royalties paid out in 2013 decreased to $1.9 million from $2.3 million in 2012, reflecting lower royalty levels at the Island Gold Mine as a result of the 16% decrease in gold ounces sold and lower gold prices. This was only partially mitigated by slightly higher royalties at the Beaufor Mine as a result of increased gold sales, and royalties at both the Monique and W Zone mines following their transition into commercial production. 2012 royalties of $2.3 million were below the 2011 level of $2.6 million in 2011, with the decrease reflecting lower consolidated production levels, partially offset by the higher average gold price.

The Corporation pays a 3% net smelter return royalty (NSR) royalty on the greater part of the gold production at the Island Gold Mine, royalties of $30 per ounce on 50% of the ounces produced from the Beaufor Mine and the W Zone Mine, and a 0.38% net smelter return royalty (NSR) on commercial gold production from the Monique Mine (please see Note 22 of the “Notes to Consolidated Financial Statements” for additional details).

16	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT

(in thousands of $)	2013	2012	2011
	$	$	$

Island Gold Mine	12,480	8,364	4,959
Island Gold Deep	15,290	-	-
Beaufor Mine	980	1,192	3,090
W Zone Mine	3,779	9,911	3,480
Monique Mine	8,358	-	-
Discontinued operation – Francoeur Mine	-	15,458	19,237
Other	1,001	2,929	904

Total	41,888	37,854	31,670

Richmont invested $41.9 million in the continued development of its assets, up from $37.9 million in 2012. The increase reflects the Corporation’s focused development efforts at Island Gold Deep, most notably the completion of an additional 848 linear meters of the underground access ramp, in addition to development costs associated with beginning commercial production at the Monique Mine at the beginning of October. Offsetting the higher investment levels at these two operations were lower development costs at the W Zone Mine, and the termination of development efforts at the Francoeur Mine operations following its closure at the end of 2012. An additional $1.0 million was invested at the Camflo Mill and other corporate installations in 2013, down from $2.9 million in 2012.

The Corporation invested $37.9 million in property, plant and equipment in 2012, up from $31.7 million in 2011. The increase reflects the advancement of the underground exploration drift at the Island Gold Mine to improve access for deep exploration drilling below the mine’s infrastructure. The level of increased investment similarly reflected the development of the ramp to access the W Zone. An additional $2.9 million was invested at the Camflo Mill and other corporate installations in 2012, up from $0.9 million in 2011.

SUMMARY OF OPERATIONS

Island Gold Mine

	2013	2012	2011

Tonnes	244,631	246,743	261,731
Head grade (g/t)	4.65	5.45	6.10
Gold recovery (%)	96.09	96.45	95.91
Recovered grade (g/t)	4.46	5.25	5.85
Ounces sold	35,113	41,686	49,196
Cash cost per ounce (US$)	1,092	884	766

Investment in property, plant and equipment (thousands of CAN$)[1]	27,770	8,364	4,959
Exploration expenses (thousands of CAN$)	4,532	10,969	5,549

Deferred development (metres)	1,939	1,135	1,821

Diamond drilling (metres)
Definition	19,971	16,425	13,080
Exploration	17,736	69,084	45,878
[1] Includes investments at Island Gold Deep.

Richmont Mines Inc. | 2013 Annual Report	17

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

For the 12 months ended December 31, 2013, 244,631 tonnes of ore were processed at the Island Gold Mine at an average grade of 4.65 g/t, and 35,113 ounces of gold were sold at an average price of CAN$1,434 (US$1,392) per ounce. This compared to 2012, during which 246,743 tonnes of ore were processed at an average grade of 5.45 g/t, and 41,686 ounces of gold were sold at an average price of CAN$1,665 (US$1,666) per ounce. The year-over-year change reflected a 15% decline in recovered grades and a slight decrease in tonnage. Cash costs at Island Gold increased to CAN$1,124 (US$1,092) in 2013 from CAN$884 (US$884) in 2012, primarily as a result of a lower recovered grade and higher milling cost.

For the 12 months ended December 31, 2011, 261,731 tonnes of ore were processed at an average grade of 6.10 g/t, and 49,196 ounces of gold were sold at an average price of CAN$1,549 (US$1,566) per ounce. The annual variance from 2011 to 2012 reflected a 6% decrease in tonnage and a 10% decline in recovered grades, the effects of which were partially mitigated by a slightly improved gold recovery rate. 2012 cash costs at Island Gold increased from the 2011 level of CAN$758 (US$766), primarily as a result of a lower recovered grade.

Proven and Probable reserve levels at the Island Gold Mine were successfully replaced year-over-year, and were estimated at 143,505 ounces of gold at a grade of 6.09 g/t at December 31, 2013. This compared with Proven and Probable reserves of 141,456 ounces of gold at a grade of 5.60 g/t at December 31, 2012. The annual variation reflects gold sales of 35,113 ounces from this mine during 2013, offset by additional reserves obtained following the completion of 19,971 metres of definition drilling completed during the year. Proven and Probable reserves at December 31, 2011 were 171,814 ounces of gold at a grade of 5.57 g/t, and the decrease from 2011 to 2012 was attributable to gold sales of 41,686 ounces from this mine in 2012, offset by the partial replenishment of reserve levels as a result of definition drilling completed during 2012.

Estimated Measured and Indicated resources on a consolidated Island Gold property basis totaled 233,330 ounces of gold at December 31, 2013, consisting of 168,897 ounces of gold within Island Gold Deep and 64,433 ounces of gold within the Island Gold Mine. Measured and Indicated resources attributable to the Island Gold Mine decreased at the end of 2013 from the December 31, 2012 level of 110,958 ounces of gold which, in turn, decreased from the December 2011 level of 153,920 gold ounces. While definition drilling completed during 2013 and 2012 successfully reclassified some resources as reserves, the Corporation’s primary focus was on advancing the Island Gold Deep exploration drilling program over the two year period.

The result of the Corporation’s focused efforts on advancing Island Gold Deep translated into estimated Inferred resources on a consolidated basis of 1,037,327 ounces of gold at the end of 2013, with Island Gold Deep contributing 954,583 ounces of gold, and the Island Gold Mine providing 82,744 ounces of gold. This compared to Inferred resources of 563,886 ounces of gold at the end of 2012, consisting of 508,142 ounces in Island Gold Deep and 55,744 gold ounces within the Island Gold Mine. The 2012 estimated Inferred resources at the Island Gold Mine compared to 67,238 gold ounces at the end of 2011.

While Richmont will continue to focus on expanding the reserve and resource base of this asset, the emphasis during 2014 will largely be on further delineating the identified zones, particularly within the Island Gold Deep project. To this end, the Corporation is planning 6,000 metres of definition drilling and 3,000 metres of exploration drilling within the Island Gold Mine infrastructure, and 17,000 metres of definition drilling and 8,000 metres of exploration drilling within the Island Gold Deep project during 2014.

Richmont is targeting 2014 annual production of approximately 35,000 to 40,000 ounces of gold from the Island Gold Mine.

18	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	2013	2012	2011

Tonnes	124,569	116,675	100,888
Head grade (g/t)	5.88	5.19	8.45
Gold recovery (%)	97.75	97.80	98.36
Recovered grade (g/t)	5.75	5.08	8.31
Ounces sold	23,028	19,055	26,947
Cash cost per ounce (US$)	1,051	1,394	921

Investment in property, plant and equipment (thousands of CAN$)	980	1,192	3,090
Exploration expenses (thousands of CAN$)	1,929	1,432	803

Deferred development (metres)	354	-	685

Diamond drilling (metres)
Definition	8,050	9,725	13,101
Exploration	22,906	14,730	7,926

During the year ended December 31, 2013, a total of 124,569 tonnes of ore were processed from the Beaufor Mine at an average grade of 5.88 g/t, and 23,028 ounces of gold were sold at an average price of CAN$1,417 (US$1,376). This compared to tonnage of 116,675 at an average grade of 5.19 g/t, and 19,055 ounces of gold sold at an average price of CAN$1,665 (US$1,666) in 2012.

For the 12 months ended December 31, 2011, 100,888 tonnes of ore were processed at an average grade of 8.45 g/t, and 26,947 ounces of gold were sold at an average price of CAN$1,559 (US$1,576) per ounce. The annual variance from 2011 to 2012 reflected a notable decrease in grade, the effects of which were only partially offset by a 16% increase in tonnage.

Cash costs at the Beaufor Mine in 2013 decreased to CAN$1,082 (US$1,051) from CAN$1,393 (US$1,394) in the prior year, a reflection of an improved grade and a lower cost per tonne owing to the higher tonnage levels and lower mining costs per tonne. 2012 cash costs at the Beaufor Mine increased from the 2011 level of CAN$911 (US$921), primarily as a result of a lower grade.

Proven and Probable reserves at the Beaufor Mine were largely replaced in 2013, totaling 31,133 gold ounces at December 31, 2013, from 39,114 gold ounces at December 31, 2012. This reflects the addition of reserves established within the mine’s existing underground infrastructure as a result of the 8,050 metres of definition drilling completed during 2013, offset by gold production from the mine during the year. Year-end 2012 Proven and Probable reserves were similar to the December 31, 2011 level of 38,331 ounces, as results from definition drilling were successful in replacing the mine’s 2012 gold production.

Measured and Indicated resources at the Beaufor Mine decreased slightly to 155,439 ounces of gold at the end of December 2013 versus 160,263 ounces of gold ounces of gold at the end of 2012, and 167,061 ounces at the end of 2011. Inferred resources totaled 188,679 ounces of gold at the end of 2013, compared to 187,274 ounces at the end of 2012 and 181,099 ounces at the end of 2011. Existing resources are mostly below the existing infrastructure of the mine, and Richmont continues to evaluate the future potential of this area.

The Corporation is planning 10,000 metres of definition drilling and 21,500 metres of exploration drilling at the Beaufor Mine in 2014, and is targeting annual production of approximately 18,000 to 20,000 ounces of gold for the year.

Richmont Mines Inc. | 2013 Annual Report	19

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Monique Mine

	2013	2012	2011

Tonnes	51,541	-	-
Head grade (g/t)	1.90	-	-
Gold recovery (%)	94.35	-	-
Recovered grade (g/t)	1.80	-	-
Ounces sold	2,976	-	-
Cash cost per ounce (US$)	1,230	-	-

Investment in property, plant and equipment (thousands of CAN$)	8,358	-	-
Exploration expenses (thousands of CAN$)	221	744	2,284

Diamond drilling (metres)
Definition	549	540	8,117
Exploration	1,074	3,475	3,632

Following the completion of a bulk sample in the second quarter of 2013, and the subsequent completion of the three month pre-production phase, the Monique Mine began commercial production on October 1, 2013. In the balance of 2013, a total of 51,541 tonnes of ore from the Monique Mine were processed at the Corporation’s Camflo Mill at an average grade of 1.90 g/t, and 2,976 ounces of gold were sold at an average price of CAN$1,328 (US$1,265). Cash costs at the Monique Mine were CAN$1,290 (US$1,230), primarily a reflection of high cash costs in the first month of commercial operation as production was ramped up. Cash costs at this mine were in line with anticipated levels in the following two months of the quarter, and are expected to remain at these lower levels in 2014.

At December 31, 2013, the Monique Mine had Proven and Probable open-pit reserves of 30,702 gold ounces, and additional Indicated underground resources of 16,858 gold ounces located directly below the open-pit. This compared to the mine’s reserve and resource base at December 31, 2012 of Indicated resources of 55,112 ounces of gold and additional Inferred resources of 362 ounces of gold. Reserves were established in 2013 following the successful bulk sample during the second quarter of the year.

Richmont expects the contractor to finish mining the Monique open-pit in the third quarter of 2014. Stockpiled ore from the mine, however, will continue to be batch processed at the Corporation’s Camflo Mill through the first half of 2015. Richmont is targeting annual production of approximately 13,000 to 16,000 ounces of gold from the Monique Mine in 2014.

20	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

W Zone Mine

	2013	2012	2011

Tonnes	23,262	-	-
Head grade (g/t)	3.25	-	-
Gold recovery (%)	95.65	-	-
Recovered grade (g/t)	3.11	-	-
Ounces sold	2,326	-	-
Cash cost per ounce (US$)	1,373	-	-

Investment in property, plant and equipment (thousands of CAN$)	3,779	9,911	3,480
Exploration expenses (thousands of CAN$)	-	-	188

Deferred development (metres)	1,474	238	685

Diamond drilling (metres)
Definition	1,626	-	-
Exploration	1,602	11,805	10,250

During the year ended December 31, 2013, a total of 23,262 tonnes of ore were processed from the W Zone Mine at an average grade of 3.25 g/t, and 2,326 ounces of gold were sold at an average price of CAN$1,328 (US$1,265). As commercial production from this mine began October 1, 2013, production was limited to the fourth quarter of the year. Gold sales during this period were below the Corporation’s forecasted 3,000 ounces, as a result of lower than forecasted realized grades and gold recovery rate. Consequently, cash costs at the W Zone Mine were well above anticipated levels at CAN$1,441 (US$1,373).

Proven and Probable reserves at the W Zone Mine decreased to 12,832 gold ounces at December 31, 2013 at a grade of 5.68 g/t, from 30,680 gold ounces at a grade of 7.21 g/t at December 31, 2012. Contributing to this decrease were commercial and pre-production ounces generated during the year, as well as a re-interpretation of the geology following exposure from mining. Subsequent to these results, approximately 9,600 ounces were reclassified as Measured and Indicated Resources at the end of 2013, versus as Reserves at the end of 2012. Accordingly, estimated Measured and Indicated Resources at December 31, 2013 increased to 33,051 gold ounces, from 23,377 gold ounces at the end of December 2012. The mine had additional Inferred resources of 531 ounces of gold at the end of 2013, compared to 1,429 ounces at the end of 2012.

As a result of the significant reduction in the W Zone Mine’s reserve base, and the resulting impact on expected future production from this operation, the Corporation has taken a $13.5 million, or $0.34 per share, write down on the asset base in the fourth quarter of 2013. The reduction in the reserve base also caused the W Zone Mine depreciation expense to be much higher than anticipated in the fourth quarter of 2013. Following the write-down, the depreciation rate per ounce will be significantly reduced.

The Corporation is planning 2,000 metres of definition drilling at the W Zone/350 Zone in 2014, and is targeting annual production of approximately 4,000 ounces of gold for the year from the already developed economical part of the ore body. Operations at the W Zone will be suspended following this production, which is currently estimated to be completed by the end of the second quarter of 2014.

Richmont Mines Inc. | 2013 Annual Report	21

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Camflo Mill

The Camflo Mill processed a total of 317,038 tonnes in 2013, including 9,542 tonnes from the discontinued Francoeur Mine operation. This compared to 185,511 tonnes in 2012 and 111,007 tonnes in 2011, which similarly included 62,204 tonnes and 13,077 tonnes, respectively, from the discontinued Francoeur Mine. Processing levels in 2013 were notably higher than in previous years reflecting the addition of bulk sample material and commercial and pre-production ore from the Monique and W Zone mines during the year.

Exploration Costs

(in thousands of $)	2013	2012	2011
	$	$	$

Exploration costs - Mines
Island Gold[1]	4,532	10,969	5,549
Beaufor	1,929	1,432	803

	6,461	12,401	6,352

Exploration costs - Other properties
Wasamac	1,102	9,477	6,647
Monique	221	744	2,284
W Zone	-	-	188
Other	347	459	184
Project evaluation	474	511	470

Exploration and project evaluation before depreciation and exploration tax credits	8,605	23,592	16,125

Depreciation	229	200	155
Exploration tax credits	(959)	(3,527)	(5,354)

	7,875	20,265	10,926
[1] Includes Island Gold Deep.

Island Gold Mine

The Corporation spent $4.5 million on exploration at the Island Gold Mine in 2013, compared to $11.0 million spent in 2012 and $5.5 million in 2011. The decrease reflects the capitalization of certain exploration costs, namely 62,210 metres of exploration drilling that were completed in 2013, versus the comparable 69,084 metre exploration drill program completed at depth in 2012, the cost of which was not capitalized. The 2012 exploration drilling permitted the Corporation to evaluate the future potential below the mine which led to the identification of the Island Gold Deep maiden Inferred resource estimate for the Deep C Zone of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces. The exploration drilling completed in 2013 enabled Richmont to expand and upgrade this gold resource to 456,000 tonnes grading 11.52 g/t for 169,000 ounces of Indicated resources, and 3.2 million tonnes grading 9.29 g/t for 955,000 ounces of Inferred resources.

Beaufor Mine

A total of $1.9 million was spent on exploration at the Beaufor Mine in 2013, compared to $1.4 million in 2012 and $0.8 million in 2011. The amounts spent reflect the underground and surface exploration drill programs completed on the property as the Corporation continues its endeavours to expand the existing reserve and resource base at the mine.

22	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Wasamac Gold Property

Richmont spent $1.1 million on the Wasamac Gold Property in 2013, down notably from the $9.5 million spent on the property and the adjacent Globex optioned land package in 2012 and $6.6 million in 2011. The year-over-year decrease in expense levels during 2013 reflect that no exploration drilling was done on the property, compared to the 50,000 metres of exploration drilling completed in 2012. While no drilling was undertaken on this asset during 2013, scheduled technical work and permitting efforts were continued during the year. The Wasamac Gold Property has 15.3 million tonnes of Measured and Indicated resources grading 2.86 g/t for 1.4 million gold ounces, and 18.8 million tonnes of Inferred resources grading 2.66 g/t for 1.6 million ounces of gold.

Monique Mine

Richmont spent $0.2 million at the Monique Mine in 2013, down from the $0.7 million spent in exploration in 2012 and the $2.3 million spent in 2011. This decrease reflects significantly lower exploration expenses as the asset was developed throughout 2013, and subsequently began commercial production on October 1, 2013.

ADMINISTRATION EXPENSES

(in thousands of $)	2013	2012	2011
	$	$	$

Salaries, directors’ fees and related benefits	3,320	2,822	2,486
Severance compensation	269	1,986	117
Stock-based compensation	1,887	3,601	1,079
Depreciation	211	129	62
Other administration expenses	1,827	1,732	1,712

	7,514	10,270	5,456

Administration expenses totaled $7.5 million in 2013 versus $10.3 million in 2012. The lower overall cost reflects lower non-cash expenses for share-based compensation, as the value of 1,639,000 options granted during the year was impacted by the lower share price, as well as lower severance compensation following the payment of $2.0 million in severance compensation to the Corporation’s ex-President and CEO in 2012.

Administration expenses totaled $10.3 million in 2012 versus $5.5 million in 2011. The higher overall cost was related to higher non-cash expenses for share-based compensation as 1,736,575 options were granted to directors, employees and officers, the payment of a $2.0 million severance compensation to the Corporation’s ex-President and CEO in the first half of 2012, to higher Board compensation, and higher salary costs stemming from the greater number of administrative employees.

The weighted-average fair value calculated according to the Black-Scholes model of evaluation at the date on which each option was granted was $0.58 in 2013, compared with $2.73 in 2012 and $4.98 in 2011.

Richmont Mines Inc. | 2013 Annual Report	23

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

MINING AND INCOME TAXES EXPENSE

(in thousands of $)	2013	2012	2011
	$	$	$

Current taxes	785	4,610	5,020
Future taxes	7,209	(4,237)	3,523

	7,994	373	8,543

For the fiscal year 2013, mining and income taxes totalled $8.0 million, including a write-off of $7.5 million of deferred income and mining tax assets. In the charge there is an amount of $0.5 million for current tax expense and a same amount booked against exploration expense.

The 2012 current tax expense totalled $4.6 million and includes Ontario mining taxes of $1.5 million, an adjustment to previous year taxes of $1.4 million and a recorded tax charge of $1.8 million, the latter of which enabled the Corporation to benefit from an exploration credit of the same amount. The recovery of future taxes is due to a $2.3 million reduction in liabilities for future mining taxes and a reduction of $1.9 million for income taxes.

For the fiscal year 2011, mining and income taxes totalled $8.5 million or 25% of pre-tax earnings of $34.5 million. During the year, the Corporation recognized future income tax assets of $1.1 million, which reduced the income tax expense by the same amount. Excluding this income tax asset of $1.1 million, the tax rate would be 28%, the effective tax rate for the Corporation.

SENSITIVITY ANALYSIS

The Corporation’s financial results are sensitive to movements in the price of gold, and the US$/CAN$ exchange rate, as the Corporation mostly generates revenue in U.S. dollars and generally incurs expenses in Canadian dollars. The following table describes, for demonstration purposes only, the financial impact that changes in certain variables would generally have had on the Corporation’s 2013 net earnings, all other variables being constant.

Sensitivity Analysis

Variable	Change	Impact on net earnings
(in thousands of CAN$)

Price of gold (US$)	+/- 10% per ounce	+/- 6,328

Exchange rate (US$/CAN$)	+/- 8% (US$/CAN$)	+/- 5,267

24	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW 2013

(in thousands of $, unless otherwise stated)				Quarter	Year
	Q1	Q2	Q3	Q4	2013

PRINCIPAL FINANCIAL DATA
Revenues	23,398	17,835	21,152	27,828	90,213
Cost of sales[1]	20,949	15,220	18,655	31,008	85,832
Exploration and project evaluation	2,686	2,279	1,981	929	7,875
Administration	2,122	1,571	1,805	2,016	7,514
Loss (gain) on disposal of long term assets	35	1	82	(13)	105
Write-down of W Zone Mine assets	-	-	-	13,472	13,472
Other revenues	(4)	(26)	(23)	(101)	(154)
Financial expenses[2]	27	24	23	1,189	1,263
Financial revenues[3]	(218)	(173)	(52)	(83)	(526)
Mining and income taxes	41	29	(173)	8,097	7,994

Net earnings (loss) from continuing operations	(2,240)	(1,090)	(1,146)	(28,686)	(33,162)

Net loss from discontinued operation[4]	-	-	(709)	(389)	(1,098)

Net earnings (loss)	(2,240)	(1,090)	(1,855)	(29,075)	(34,260)

Cash flows from (used in) operating activities	(6,776)	(2,966)	5,038	8,160	3,456
Investments in property, plant and equipment	9,343	14,218	6,487	11,840	41,888

KEY PER-SHARE DATA
Net earnings (loss) from continuing operations basic and diluted (CAN$)	(0.06)	(0.03)	(0.03)	(0.72)	(0.84)
Net earnings basic and diluted (CAN$)	(0.06)	(0.03)	(0.05)	(0.73)	(0.87)

Basic weighted average number of common shares outstanding (thousands)	39,586	39,596	39,596	39,596	39,594

OUNCES OF GOLD SOLD
Island Gold Mine	9,060	6,474	8,014	11,565	35,113
Beaufor Mine	5,201	6,352	7,424	4,051	23,028
Monique Mine	-	-	-	2,976	2,976
W Zone Mine	-	-	-	2,326	2,326
Total	14,261	12,826	15,438	20,918	63,443

KEY PER-OUNCE OF GOLD DATA[5]
Selling price (CAN$)	1,636	1,389	1,367	1,328	1,419
Exchange rate	1.0083	1.0231	1.0386	1.0494	1.0299[6]
Selling price (US$)	1,623	1,358	1,316	1,265	1,378
Cash cost (US$)
Island Gold Mine	1,153	1,221	1,191	901	1,092
Beaufor Mine	1,539	759	761	1,423	1,051
Monique Mine	-	-	-	1,230	1,230
W Zone Mine	-	-	-	1,373	1,373
Weighted average	1,294	992	984	1,102	1,095

Depreciation and depletion (US$)	150	150	165	298	204

Total cost (US$)	1,444	1,142	1,149	1,400	1,299
[1]	Expenses related to operating costs, royalties, and depreciation and depletion related to cost of sales are included.
[2]	Interest expenses, accretion expense of asset retirement obligations and financing expenses are included.
[3]	Interest income, gains on disposal of shares of publicly-traded companies and foreign exchange gains and losses are included.
[4]	Net of taxes.
[5]	Excluding Francoeur Mine.
[6]	2013 average exchange rate.

Richmont Mines Inc. | 2013 Annual Report	25

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW 2012

(in thousands of $, unless otherwise stated)				Quarter	Year
	Q1	Q2	Q3	Q4	2012

PRINCIPAL FINANCIAL DATA
Revenues	28,104	23,686	25,000	24,928	101,718
Cost of sales[1]	18,475	18,468	17,572	19,283	73,798
Exploration and project evaluation	4,164	5,309	4,520	6,272	20,265
Administration	2,729	3,544	1,874	2,123	10,270
Loss (gain) on disposal of long term assets	-	59	(11)	150	198
Other revenues	(2)	(12)	(10)	(4)	(28)
Financial expenses[2]	161	238	233	24	656
Financial revenues[3]	(253)	(249)	(119)	(216)	(837)
Mining and income taxes	741	(748)	443	(63)	373

Net earnings (loss) from continuing operations	2,089	(2,923)	498	(2,641)	(2,977)

Net loss from discontinued operation[4]	(59)	(27,943)	(182)	(13,854)	(42,038)

Net earnings (loss)	2,030	(30,866)	316	(16,495)	(45,015)

Cash flows from (used in) operating activities	6,829	(4,460)	5,183	104	7,656
Investments in property, plant and equipment	11,925	9,780	9,771	6,378	37,854

KEY PER-SHARE DATA
Net earnings (loss) from continuing operations
basic and diluted (CAN$)	0.06	(0.08)	0.01	(0.07)	(0.08)
Net earnings
basic (CAN$)	0.06	(0.92)	0.01	(0.42)	(1.28)
diluted (CAN$)	0.06	(0.92)	0.01	(0.42)	(1.28)

Basic weighted average number of common shares outstanding (thousands)	33,175	33,532	33,914	39,562	35,055

OUNCES OF GOLD SOLD
Island Gold Mine	9,978	10,711	9,688	11,309	41,686
Beaufor Mine	6,452	3,900	5,202	3,501	19,055

Total	16,430	14,611	14,890	14,810	60,741

KEY PER-OUNCE OF GOLD DATA[5]
Selling price (CAN$)	1,686	1,617	1,675	1,679	1,665
Exchange rate	1.0011	1.0105	0.9953	0.9913	0.9996[6]
Selling price (US$)	1,684	1,600	1,683	1,694	1,666
Cash cost (US$)
Island Gold Mine	903	891	856	885	884
Beaufor Mine	1,057	1,621	1,301	1,900	1,394
Weighted average	963	1,086	1,012	1,126	1,044

Depreciation and depletion (US$)	140	159	167	171	159

Total cost (US$)	1,103	1,245	1,179	1,297	1,203
[1]	Expenses related to operating costs, royalties, and depreciation and depletion related to cost of sales are included.
[2]	Interest expenses, accretion expense of asset retirement obligations and interest and accretion expenses on convertible debentures are included.
[3]	Interest income, gains and losses on disposal of shares of publicly-traded companies and foreign exchange gains and losses are included.
[4]	Net of taxes.
[5]	Excluding Francoeur Mine.
[6]	2012 average exchange rate.

26	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

ANNUAL REVIEW, 2009 TO 2013

(in thousands of $, except per share, per ounce and ounces sold data)
					Canadian
		IFRS			GAAP
(Years ended December 31)	2013	2012	2011	2010	2009
PRINCIPAL FINANCIAL DATA
Revenues[1,2]	90,213	101,718	118,518	90,412	71,884
Cost of sales[1,3]	85,832	73,798	71,696	66,103	54,262
Exploration and project evaluation[4]	7,875	20,265	10,926	7,260	7,066
Administration[4]	7,514	10,270	5,456	4,913	3,681
Loss (gain) on disposal of long term assets	105	198	(3,010)	(489)	(594)
Impairment loss on W Zone Mine	13,472	-	-	-	-
Depreciation, depletion and write-off[4]	-	-	-	-	5,696
Other revenues	(154)	(28)	(64)	(57)	-
Financial expenses[3]	1,263	656	115	103	-
Financial revenues[2]	(526)	(837)	(1,187)	(468)	-
Mining and income taxes	7,994	373	8,543	3,743	1,475
Non-controlling interests	-	-	-	(128)	(38)
Net earnings (loss) from continuing operations	(33,162)	(2,977)	26,043	9,432	336
Net loss from discontinued operation[5]	(1,098)	(42,038)	(125)	(98)	-
Net earnings (loss)	(34,260)	(45,015)	25,918	9,334	336
Cash flows from operating activities	3,456	7,656	38,838	18,279	2,967
Investments in property, plant and equipment	41,888	37,854	31,670	16,774	8,012
Cash, cash equivalents and shares of publicly-traded companies	17,551	59,840	64,425	41,341	21,880
Working capital	13,952	54,296	68,711	43,880	24,936
Shareholders’ equity	86,353	118,363	134,134	94,791	69,961
KEY PER-SHARE DATA (CAN$)
Net earnings (loss) from continuing operations
basic	(0.84)	(0.08)	0.81	0.33	0.01
diluted	(0.84)	(0.08)	0.80	0.32	0.01
Net earnings (loss)
basic	(0.87)	(1.28)	0.81	0.33	0.01
diluted	(0.87)	(1.28)	0.80	0.32	0.01
Weighted average number of common shares outstanding (thousands)	39,594	35,055	31,813	28,687	26,108
Shares outstanding (thousands)	39,596	39,566	33,110	31,230	26,104
OUNCES OF GOLD SOLD
Island Gold Mine	35,113	41,686	49,196	45,865	38,879
Beaufor Mine	23,028	19,055	26,947	22,258	20,854
Monique Mine	2,976	-	-	-	-
W Zone Mine	2,326	-	-	-	-
Total	63,443	60,741	76,143	68,123	59,733
KEY PER-OUNCE OF GOLD DATA (excluding Francoeur Mine)
Selling price (CAN$)	1,419	1,665	1,553	1,280	1,107
Exchange rate (annual average)	1.0299	0.9996	0.9891	1.0299	1.1420
Selling price (US$)	1,378	1,666	1,570	1,243	969
Cash cost (US$)
Island Gold Mine	1,092	884	766	783	736
Beaufor Mine	1,051	1,393	921	867	740
Monique Mine	1,230	-	-	-	-
W Zone Mine	1,373	-	-	-	-
Weighted average	1,095	1,044	821	810	737
Depreciation and depletion (US$)	204	159	129	97	73
Total cost (US$)	1,299	1,203	950	907	810
NUMBER OF EMPLOYEES (at December 31)	442	471	489	407	343

Richmont Mines Inc. | 2013 Annual Report	27

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

[1]

In 2013, 2012, 2011 and 2010, the income generated from silver sales, which was previously accounted for as a reduction of operating costs, is included in revenues, as well as revenues from custom milling.

[2]	Under IFRS, interest income, gains and losses on disposal of shares of publicly-traded companies and foreign exchange gains and losses are now presented separately as financial revenues.
[3]

In 2013, 2012, 2011 and 2010, cost of sales includes operating costs, royalties, custom milling and depreciation and depletion related to cost of sales. Accretion expense of asset retirement obligations is now included in financial expenses.

[4]	In 2013, 2012, 2011 and 2010, depreciation and depletion expenses are allocated to function rather than being showed as a separate line in the income statement.
[5]	Net of taxes.

SUMMARY OF RESULTS FOR THE FOURTH QUARTER

(in thousands of $)	2013	2012
	$	$

Revenues	27,828	24,928
Expenses	56,514	27,569
Net loss from continuing operations	(28,686)	(2,641)
Net loss from discontinued operation	(389)	(13,854)
Net loss	(29,075)	(16,495)
Cash flows from operating activities	8,160	104

Total revenues for the fourth quarter of 2013 were $27.8 million, a 12% increase over revenues of $24.9 million in the comparable period of last year. The year-over-year increase reflects higher gold ounce sales at the Island Gold and Beaufor mines, and the addition of commercial production from the Monique and W Zone mines in the quarter, which were partially offset by the 21% decrease in the average price of gold sold year-over-year in Canadian dollars. In the fourth quarter of 2013, 20,918 ounces of gold were sold at an average price of CAN$1,328 (US$1,265), versus gold sales of 14,810 ounces at an average price of CAN$1,679 (US$1,694) in the fourth quarter of 2012.

Fourth quarter expenses increased to $43.0 million in 2013 from $27.6 million in the prior year, reflecting notably higher cost of sales, partially offset by lower exploration and project evaluation costs and lower administrative expenses. Cost of sales totalled $31.0 million in the fourth quarter of 2013, above the comparable 2012 level of $19.3 million, with the increase largely attributable to an 83% increase in processed tonnage year-over-year that was largely attributable to the onset of commercial production at the Monique and W Zone mines in the current period, and the reduction of reserves at the W Zone Mine, which materially increased the resulting depreciation cost per ounce in the fourth quarter. The Corporation’s consolidated average cash cost per ounce of gold sold increased slightly in Canadian dollars to CAN$1,156 (US$1,102) in the fourth quarter, from CAN$1,116 (US$1,126) in the year-ago period, as a 21% decrease cash cost at the Beaufor Mine was offset by an 8% increase at the Island Gold Mine and high cash costs at the W Zone and Monique mines during their first quarter of commercial production.

28	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Richmont generated a net loss from continuing operations of ($28.7) million, or ($0.72) per share, in the fourth quarter of 2013, versus a net loss from continuing operations of ($2.6) million, or ($0.07) per share, in the comparable period of 2012. This decrease was driven primarily by charges totaling $23.1 million, or $0.58 per share, namely a non-cash write-down on the W Zone Mine assets following a reduction in its reserve base, a write-off of deferred income and mining tax assets, the write-off of financing costs following the termination of a debt financing agreement and severance payments. The year-over-year decrease similarly reflected a significantly lower average realized gold sales price combined with a 14% increase in average production cost per ounce, the effects of which were only partially offset by a notable 41% increase in the number of gold ounces sold. The increase in production cost per ounce was attributable to higher cost year-over-year at Island Gold and the beginning of commercial production at both Monique and W Zone, and high depreciation costs at the W Zone Mine as a result of the reduction in its reserve base. As reported, Richmont generated a net loss of ($29.1) million, or ($0.73) per share, in the fourth quarter of 2013, versus a net loss of ($16.5) million, or ($0.42) per share, in the comparable period of 2012, which included the write-down related to the discontinued Francoeur Mine operations.

FOURTH QUARTER NET LOSS (NON-IFRS FINANCIAL PERFORMANCE MEASURES)

(in thousands of $, except per share amounts)	Q4 2013	Q4 2012
	$	$

Net loss	(29,075)	(16,495)

Adjustments, net of taxes:
Write-off of Deferred Income & Mining Tax assets	8,079	-
Write-down of W Zone Mine assets	13,472	-
Write-off of financing costs related to debt financing	1,165	-
Charges related to employee severance payments	339	-
Charge related to discontinued operation	389	13,854

Adjusted net loss from continuing operations	(5,631)	(2,641)

Basic weighted average number of common shares outstanding (thousands)	39,596	39,562

Adjusted net loss from continuing operations – per share	(0.14)	(0.07)

The fourth quarter 2013 adjusted net loss and comparable fourth quarter 2012 adjusted net loss exclude charges, as detailed in the table above. Excluding the charges in both periods, Richmont generated an adjusted net loss of ($5.6) million, or ($0.14) per share, in the fourth quarter of 2013, compared with an adjusted net loss of ($2.6) million, or ($0.07) per share, in the comparable period of 2012.

CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance was $17.6 million at December 31, 2013, down from the $59.8 million balance at December 31, 2012. Year-end cash levels reflect investments of $41.9 million in property, plant and equipment during the year, partially offset by $3.5 million of cash generated from operations.

The cash and cash equivalent balance was $59.8 million at December 31, 2012, down slightly from the $63.5 million balance at December 31, 2011. Year-end cash levels reflected the completion of a private placement in September 2012 that generated a total cash consideration of $26.0 million, combined with $7.7 million of cash generated from operations. These cash inflows were offset by investments of $37.9 million in property, plant and equipment during the year.

Richmont Mines Inc. | 2013 Annual Report	29

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

At December 31, 2013, Richmont had working capital of $14.0 million compared with $54.3 million at December 31, 2012. The decrease reflects a $42.2 million decrease in cash and cash equivalents, a $2.2 million increase in exploration tax credits receivable and a $1.3 million increase in inventories, and a $2.5 million increase in accounts payables, and a $0.7 million decrease in income and mining taxes payable.

At December 31, 2012, Richmont had working capital of $54.3 million compared with $68.7 million at December 31, 2011. The $14.4 million decrease reflects a $3.7 million decrease in cash and cash equivalents, a $9.7 million decrease in exploration tax credits receivable, a portion of which were applied against income and mining tax liabilities, and a $5.4 million increase in account payables and accrued charges that stemmed from the discontinuation of operations at the Francoeur Mine.

CAPITAL RESOURCES

The Corporation issued 30,000 common shares during 2013 and 483,600 in 2012 following the exercise of stock options, for a total cash consideration of $0.1 million and $1.5 million, respectively. In 2011, the Corporation issued 899,400 common shares following the exercise of stock options, for a total cash consideration of $2.8 million.

According to the terms of the Senior Secured Credit Facility, 812,500 warrants were issued to the lender, each warrant allowing for the acquisition of one common share at a price of $2.45 prior to August 2016. These warrants vested immediately and an amount of $0.4 million was registered in shareholder’s equity in contributed surplus and the counterpart as financing costs.

In September 2012, the Corporation issued, as part of a private placement, 5,972,540 common shares at $4.35 each for a total consideration of $26.0 million. An expense of $1.0 million was incurred relating to the issuance of common shares, creating a non recorded future tax asset of $0.2 million.

In October 2011, the Corporation issued, as part of a private placement, 980,500 common shares at $10.50 each, for a total cash consideration of $10.3 million and 245,125 stock warrants. An expense of $0.5 million was incurred in relation to the issuance of common shares, creating a future tax asset of $0.1 million.

The Corporation had 39.6 million shares outstanding as of December 31, 2013.

Richmont Mines’ main investment allocations in 2014 will be at its Island Gold Deep project and the Corporation expects to fund these investments with existing cash and cash equivalents and with cash flows from operations.

COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENT

In October 2013, Richmont announced that a portion of the Island Gold Deep resource base was within four patented claims for which Richmont owns 69% with the remaining 31% being held by a third party. The Corporation has held discussions with the third party with the objective of acquiring the 31% interest in the four claims that it does not currently own but has not yet been able to reach an agreement. In the interim, work continues according to previously established plans and budgets, with each party to be held responsible for its proportion of the expenditures (those already booked and future expenditures).

The Corporation is subject to pay the following royalties: the Beaufor Mine and the W Zone Mine, $30 per ounce produced on 50% of the production; Island Gold Mine, a 3% net smelter return royalty per ounce produced from the Lochalsh claims and a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims; and at the Monique Mine, a 0.38% smelter return royalty per ounce produced. Royalty payments could be payable on other properties if such other properties are brought into commercial production.

The Corporation is committed, under an operating lease expiring in December 2017, to pay a total sum of $0.5 million for office space. Minimum rental payments for the next four years amount to $0.1 million annually.

30	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

During the year ended December 31, 2013, the Corporation entered into five financial lease agreements for rolling stock (two finance leases in 2012). At the end of these contracts, the Corporation benefits from an option of a lower purchase price. These financial lease agreements have a carrying value of $3.7 million. The net carrying value of the rolling stock under financial leases amounts to $4.8 million.

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc., owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. With this Agreement, the Corporation will secure mining rights below a depth of 400 metres on several claims to the south of the Island Gold Deep Project, and will acquire a claim which will extend the western boundary of its Island Gold Deep Project by a distance of 585 metres towards the west. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project. Under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions, which is expected to take place by the end of the first quarter of 2014.

On December 20, 2013 the Corporation announced that it had decided to terminate, with no cancellation costs, the Senior Secured Credit Facility (the “Facility”) for up to US$50.0 million secured in mid-June and subsequently closed in August 2013, with Macquarie Bank Limited (“Macquarie”). At the onset of discussions with Macquarie in March 2013, financing the development of Island Gold Deep partly through debt was deemed a good business decision, and the hedging of a minimal amount of production ounces to lock in attractive margins was deemed to be a prudent approach given the higher gold price. Following the approximate $400/ounce decrease in the gold price, however, management believed that it was in the best interest of the Corporation and its shareholders to terminate the Facility, with the objective of developing Island Gold Deep through internally-generated cash flow from the Corporation’s producing mines.

In March and in August 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2013, the total amount that could be paid as Retention Awards under these agreements is $2.3 million.

The Corporation is involved in the following legal proceedings against the Corporation:

a)

The Corporation filed a lawsuit against a supplier (the “supplier”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The supplier disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the supplier had to absorb substantial costs following the breach of contract;

b)

The second dispute is related to an invoice that the Corporation is contesting because the amount invoiced included costs stemming from work that the Corporation had not previously authorized. This work was not specified in the contract, and did not meet the parameters of the signed contract that stated that any additional work required prior approval. The parties have chosen to transfer the case to arbitrators as stipulated in the contract. The Corporation made a counter-claim to be reimbursed for the amount that had to be spent in order to redo the repairs;

Management is of the opinion that the basis of these litigations is unfounded. However, a provision of $0.07 million has been accounted for in the 2007 financial statements in this respect.

Furthermore, the Corporation introduced legal procedures against its former Monique Mine mining contractor for work poorly executed or not executed at all for $1.4 million. As at December 31, 2013, an amount of $1.0 million in contract holdback remains unpaid by the Corporation related to this work.

Richmont Mines Inc. | 2013 Annual Report	31

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

A wholly owned subsidiary, acquired in December 2008, is currently subject to a tax review concerning a December 2006 financing done through the issuance of flow-through shares. The purpose of the review is to determine if the expenditures made are acceptable Canadian Exploration Expenses under the laws of flow-through share financing. No provision has been accounted for in the financial statements as Management is of the opinion that this financing was compliant with the applicable laws.

In 2012, the Corporation received a draft assessment from the Quebec tax authorities, whom are not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011. An amount of $4.1 million initially recorded as exploration tax credits receivable was reversed and reflected as an increase to property, plant and equipment. The management of the Corporation is contesting this position, because it believes that the Corporation had the right to claim these exploration tax credits.

Finally, the Corporation decided, in February 2014, to mine the economical part of the ore body already developed at the W Zone Mine and then to suspend operations, which is currently estimated to take place by the end of the second quarter of 2014.

RELATED PARTIES TRANSACTIONS

The former corporate secretary is a partner at a law firm. Until the May 9, 2013, date of his resignation as corporate secretary, the Corporation received professional services from this firm for a total consideration of $0.1 million, including taxes ($0.3 million in 2012 and $0.2 million in 2011).

On February 1, 2012, the Corporation completed a private placement of $10.0 million with the past Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family in the form of debentures convertible into the Corporation’s common shares. The convertible debentures were entirely retired in September 2012.

OFF-BALANCE-SHEET TRANSACTIONS

In 2013, 2012 and 2011, the Corporation was not involved in any off-balance-sheet transactions.

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at December 31, 2013, 2012 and 2011, Richmont Mines had no gold hedging contracts and no currency exchange contracts. In these years, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Corporation has classified its shares of publicly-traded companies as available-for-sale financial assets, cash and cash equivalents and receivables (except taxes receivable) as loans and receivables, and its payables, accruals and provisions (except salaries and related benefits payable), finance lease obligations, contract payment holdback and closure allowance as financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and financial liabilities, which are measured at amortized cost.

Cash and cash equivalents, receivables and payables, accruals and provisions, are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term. The fair value of finance lease obligations, contract payment holdback and closure allowance was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the finance lease obligations, the contract payment holdback and the closure allowance approximate the book value.

32	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Available-for-sale financial assets are measured at fair value, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet, either through a sale or when a permanent decline in value is recognized. The fair value of shares of publicly-traded companies is the bid price of the stock.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenue and expenses as well as on the amounts of assets and liabilities. The following factors represent the estimates that management considers the most significant, and for which the actual amounts may differ considerably thereby affecting operating results.

Mineral reserves

The main parameters used to determine the mineral reserves of Beaufor Mine, W Zone Mine, Monique Mine and Island Gold Mine are the following:

	2013	2012	2011

Gold (US$/ounce)	1,225	1,450	1,200
Exchange rate (US$/CAN$)	1.06	1.00	1.00
Gold (CAN$/ounce)	1,300	1,450	1,200

Basis of depletion of mining sites in production

Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment based on the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves.

Proven and probable reserves are estimates of the quantity of ore that could be economically and legally extracted from a mine. The Corporation estimates its reserves using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of proven and probable reserves is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in proven and probable reserves could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

Asset retirement obligations

The Corporation assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statement of financial situation, asset retirement obligations represent management’s best estimate of the charge that will result when the actual obligation is terminated.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Impairment test of property, plant and equipment

Determining if there are any facts and circumstances indicating impairment losses or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations in many cases. When an indication of an impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

The assumption used in the asset valuation process was a price of CAN$1,300 per ounce of gold in 2014, in 2015, and in 2016. These prices are used in order to estimate future revenues and are based on an average of recent prices.

In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (proven and probable reserves), estimated future metal prices, operating costs, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results.

Income taxes and deferred mining taxes

The Corporation is subject to taxes from different tax jurisdictions. Management continually evaluates the likelihood that its deferred tax assets could be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. The Corporation also maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement.

Share-based remuneration expense

The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options and the time of exercise of those options. The model used by the Corporation is the Black-Scholes model. The Corporation similarly evaluated the expected extinguishments for each remuneration program within the parameters of each individual program.

Dismantling costs and severance costs

The Corporation estimates dismantling costs and severance costs by making assumptions such as retention of employees and timing of dismantling. The uncertainty of these estimations may lead to differences between the actual expenses and the estimated costs.

Provisions and contingent liabilities

Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. Quantifying any such liability often involves judgments and estimations. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty.

34	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Start of advanced exploration phase

The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the advanced exploration phase. Once management has determined that a project has demonstrated a potential for development, and an economic analysis supports its commercial viability and its economic benefit, the project moves into the advanced exploration phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

Start of commercial production

Management assesses the stage of completion of each advanced exploration project to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “Advanced exploration project” to “Mining site in production”. The following criteria are used:

  Production capacity achieved

  Recovered grade

  Stage of completion of development work

When a mine considered to be an advanced exploration project becomes a mining site under production, previously capitalized costs are allocated among the various assets, such as inventory, development expenses, buildings and equipment. Additionally, from that time, some previously capitalized costs are then recognized as expenses and the related income is recognized as precious metals revenue. Depreciation/depletion begins at that time as well.

NEW ACCOUNTING PRONOUNCEMENT

A number of new and revised standards are effective for annual periods beginning on or after January 1st, 2013. Information on these new standards is presented below:

Amendments to IAS 1 Presentation of items of Other Comprehensive Income

The Corporation has adopted Presentation of items of other comprehensive income (amendments to IAS 1). The Amendments to IAS 1 require entities to group items presented in other comprehensive income (OCI) into those that, in accordance with other IFRSs, will not be reclassified subsequently to profit or loss and those that will be reclassified subsequently to profit or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax, then the amendments to IAS 1 require the tax related to each of the two groups of OCI to be shown separately. The amendments have been applied retrospectively, and only the presentation of items of OCI has been modified to reflect the changes. The application of the amendments did not result in any other impact.

IFRS 13 Fair Value Measurement (IFRS 13)

IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It does not affect which items are required to be fair-valued. The scope of IFRS 13 is broad and applies for both financial and non-financial items for which other IFRSs require or permit fair value measurements or disclosures about fair value measurements except in certain circumstances. IFRS 13 applies prospectively for annual periods beginning on or after January 1st, 2013. Its disclosure requirements need not be applied to comparative information in the first year of application. Management reviewed its valuation methodologies and the application of the new standard did not have any effect on the fair value measurement.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Consolidation standards

A package of new consolidation standards is effective. Information on these new standards is presented below. These changes did not have a material impact on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements (IFRS 10)
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation - Special Purpose Entities. IFRS 10 revises the definition of control and provides extensive new guidance on its application. These new requirements have the potential to affect which of the Corporation’s investees are considered to be subsidiaries and therefore change the scope of consolidation. However, the requirements on consolidation procedures, accounting for changes in non-controlling interests and accounting for loss of control of a subsidiary remain the same. Management’s analysis is that IFRS 10 did not change the classification (as subsidiaries or otherwise) of any of the existing investees.

IFRS 11 Joint Arrangements (IFRS 11)
IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31's option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates. Management’s analysis is that IFRS 11 did not have any impact on the consolidated financial statements as the Corporation does not have any joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities. Management’s analysis is that IFRS 12 did not have a material impact on the consolidated financial statements.

Consequential amendments to IAS 27 Separate Financial Statements (IAS 27) and IAS 28 Investments in Associates and Joint Ventures (IAS 28)
IAS 27 now only addresses separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28's equity accounting methodology remains unchanged. Management’s analysis is that these amendments did not have a material impact on the consolidated financial statements.

Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

Qualitative and quantitative disclosures have been added to IFRS 7 Financial Instruments: Disclosures (IFRS 7) relating to gross and net amounts of recognized financial instruments that are (a) set off in the statement of financial position and (b) subject to enforceable master netting arrangements and similar agreements, even if not set off in the statement of financial position. The required disclosures should be provided retrospectively. The amendments are effective for annual periods beginning on or after January 1st, 2013. Management’s analysis is that these amendments did not have a material impact on the consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This new interpretation addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current asset, depending on benefits obtained. This interpretation also provides guidance for the initial measurement, depreciation or amortization and impairment of such tangible non-current assets. The new interpretation is effective for annual periods beginning on or after January 1st, 2013. Management’s analysis is that this new interpretation did not have a material impact on its consolidated financial statements.

36	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Annual Improvements 2009-2011

The Annual Improvements 2009-2011 made several minor amendments to a number of IFRSs. The amendments relevant to the Corporation are summarised below:

Tax effect of distribution to holders of equity instruments

  addresses a perceived inconsistency between IAS 12 Income Taxes (IAS 12) and IAS 32 Financial Instruments: Presentation (IAS 32) with regards to recognizing the consequences of income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction;

  clarifies that the intention of IAS 32 is to follow the requirements in IAS 12 for accounting for income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction.

Segment information for total assets and liabilities

  clarifies that the total assets and liabilities for a particular reportable segment are required to be disclosed if, and only if: (i) a measure of total assets or of total liabilities (or both) is regularly provided to the chief operating decision maker; (ii) there has been a material change from those measures disclosed in the last annual financial statements for that reportable segment.

These improvements are effective for annual periods beginning on or after January 1st, 2013. Management’s analysis is that these improvements did not have a material impact on the Corporation's consolidated financial statements

FUTURE ACCOUNTING PRONOUNCEMENTS

At the date of authorization of these consolidated financial statements, new standards, amendments and interpretations to existing standards have been published by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s consolidated financial statements.

IFRS 9 Financial instruments (IFRS 9)

The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9. To date, the chapters dealing with recognition, classification, measurement, derecognition of financial assets and liabilities as well as the chapter on hedge accounting have been issued. Chapter dealing with impairment methodology is still being developed. Further, in November 2011, the IASB decided to consider making limited modifications to IFRS 9’s financial asset classification model to address application issues. Furthermore, in November 2013, The IASB has decided to postpone to an unspecified date the application of IFRS 9. The Corporation’s management has yet to assess the impact of this new standard on the Corporation’s consolidated financial statements. Management does not expect to implement IFRS 9 until it has been completed and its overall impact can be assessed.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL ANNUAL INFORMATION

Labour relations

Richmont Mines offers its employees a compensation package including attractive benefits and a stock-option plan for management. The Corporation employed a total of 442 workers and 125 contractors at December 31, 2013, versus 471 workers and 107 contractors at December 31, 2012.

Work health and safety is a priority for Richmont Mines, and the Corporation spares no effort in this regard. There is a very active health and safety committee at all of our operations, and Richmont Mines has a good record of health and safety in the workplace.

The Corporation’s operating mines achieved noteworthy health and safety records in 2013. More specifically, the Island Gold Mine attained three years without a lost-time accident and the Beaufor Mine reached the notable milestone of 6 years without a lost-time accident. Unfortunately, a lost-time accident occurred at the Beaufor Mine in September 2013 and a lost-time accident occurred at the Camflo Mill in November 2013. Richmont management would like to thank our employees for their contribution to the health and safety record, and congratulate each and every one of them for their ongoing commitment and day to day involvement.

Environment

Respect for the environment is one of our Corporation’s main preoccupations. Consequently, our management and employees make every effort to respect increasingly strict environmental regulations. The Corporation provides for the adequate closure of its operating sites once reserves are depleted. In 2013, Richmont Mines guaranteed the restoration of its mining sites through letters of credit, in the amount of $2.7 million, $0.1 million of restricted deposits with the Quebec government and $0.6 million of restricted deposits with the Ontario government. Tailings sites are one of the most critical environmental concerns for gold producers. However, Richmont Mines’ tailings sites are not acid-generating, which greatly simplifies future site-restoration projects and reduces their cost.

Disclosure controls and internal controls over financial reporting

Management, including the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation has been made known to them and has been properly disclosed in the annual regulatory filings.

An evaluation was carried out, under management supervision, of the effectiveness of the Corporation’s disclosure controls and procedures, as at December 31, 2013, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based on this evaluation, management has concluded that the design and operation of these disclosure controls and procedures were effective.

Management, including the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. An evaluation was carried out, under management supervision, of the effectiveness of our internal control over financial reporting, as at December 31, 2013, using the framework and criteria established in “1992 Internal Control – Integrated Framework”, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as at December 31, 2013.

38	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RISK FACTORS

The following risk factors should be carefully considered when evaluating an investment in the Corporation’s common shares:

Risks Associated with the Mining Industry

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Corporation's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Corporation actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Corporation's current or future exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Corporation's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian Dollars.

The Corporation's earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Corporation's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Corporation's financial performance or results of operations. If the market price of gold falls below the Corporation's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Corporation may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Corporation's evaluation of the proven and probable reserves at its current mines were based on a market price of gold between $1,200 and $1,450 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Corporation's policy and practice is not to sell forward its future gold production; however, under the Corporation's price risk management policy, approved by the Corporation's board of directors (the "Board"), the Corporation may review this practice on a project by project basis. The Corporation may occasionally use derivative instruments to mitigate the effects of fluctuating by-product metal prices; however, these measures may not be successful.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

(US$ per ounce)	2013	2012	2011	2010	2009	2008

High price	1,694	1,792	1,895	1,421	1,212	1,011
Low price	1,192	1,540	1,319	1,058	810	712
Average price	1,411	1,669	1,572	1,225	972	872

On February 19, 2014, the London P.M. Fix was US$1,320.50 per ounce of gold.

The Corporation's operating results and cash flows are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Corporation's precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines, are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2008 to January 1, 2014, the Noon Buying Rate fluctuated from a high of CAN$1.2645 per US$1.00 to a low of CAN$0.9553 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

The Corporation has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Corporation may engage in hedging activities in the future. Hedging activities are intended to protect a corporation from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a corporation against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Corporation continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of by-product metal derivative strategies may not benefit the Corporation in the future. There is a possibility that the Corporation could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Corporation could fail to produce enough precious metals to offset its forward delivery obligations, causing the Corporation to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Corporation is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

Also, the Corporation may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Corporation's financial performance and results of operations.

40	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

If the Corporation experiences mining accidents or other adverse conditions, the Corporation's mining operations may yield less gold than indicated by its estimated gold production and to the extent not adequately covered by insurance may result in possible adverse financial consequences to the Corporation.

The Corporation's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavourable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Corporation may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Corporation to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation's failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property which may result in possible legal liability to the Corporation and if not adequately covered by insurance possible adverse financial consequences to the Corporation. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

The exploration and development of new mineral deposits is subject to numerous risks and uncertainties which may adversely affect the Corporation’s ability to expand or replace its existing production.

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits, acquiring title to prospects and the receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  estimates of future gold prices; and

  anticipated capital and operating costs of such projects.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. The discovery of an ore body may result in substantial rewards, however, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

Newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Corporation's ability to replace its existing mineral reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic mineral reserves and developing new mines or extending and expanding existing mining operations. The Corporation’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Corporation beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations at, which may result in conflicts with, or possible delays to, existing mining operations.

Due to the nature of the Corporation's mining operations, the Corporation may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Corporation's insurance coverage may prove inadequate to satisfy future claims against the Corporation.

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, slope and pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing which may not provide adequate coverage in certain unforeseen circumstances. The Corporation may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Corporation may become subject to liabilities which exceed policy limits. In these circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

42	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation's operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Corporation to incur costs that adversely affect the Corporation's results of operations.

The Corporation's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Corporation operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws, regulations or taxes, amendments to current laws, regulations or taxes governing operations and activities of mining corporations or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.

All of the Corporation’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Corporation calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Corporation’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may become subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

New or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Corporation’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

Richmont Mines Inc. | 2013 Annual Report	43

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The conduct of mining operations is dependent upon obtaining and renewing applicable governmental permits the issuance of which may be subject to meeting certain conditions which may prove difficult and costly.

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Corporation in a timely manner, or at all, or, if they are issued, that they will be renewed, or that the Corporation will be in a position to comply with or can afford to comply with all conditions that may be imposed.

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Corporation's operations.

The Corporation operates in a number of jurisdictions in which regulatory requirements would require it to report and/or reduce greenhouse gas emissions. The Corporation's operations in Quebec use primarily hydroelectric power and, consequently, are not large producers of greenhouse gases.

Title to the Corporation's properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Corporation believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Corporation's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Corporation’s interest in a property is less than 100%, or a third party holds a form of profit sharing interest, the Corporation’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, or in the absence of an agreement subject to provincial or federal laws and regulations, which in certain circumstances may be the subject of differing interpretations between the parties.

The success of the Corporation is dependent on good relations with its employees and on its ability to attract and retain key personnel.

Production at the Corporation's mines and mine projects is dependent on the efforts of the Corporation's employees and contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation's business, results of operations and financial condition.

The Camflo Mill has successfully renewed its collective agreement that expired on December 31, 2012 for another three-year period ending December 31, 2015.

The Corporation is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation. The Corporation's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Corporation faces significant competition for qualified personnel and the Corporation may not be able to attract and retain such personnel.

44	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of the reserve estimates appearing in the Annual Report may not be realized.

The ore reserves presented in the Annual Report are in large part estimates, and production of the anticipated tonnages and grades may not be achieved or the indicated level of recovery may not be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Corporation’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Corporation’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flows, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Corporation’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

The mining industry is highly competitive, and the Corporation may not be successful in competing for new mining properties.

The mining industry is intensely competitive and the Corporation is in competition with other mining corporations for the acquisition of interests in precious and other metal or mineral mining properties which are in limited supply. In the pursuit of such acquisition opportunities, the Corporation competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all.

The Corporation may not have insurance or its insurance coverage may prove inadequate to reimburse the Corporation for liabilities encountered from operations.

The Corporation carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. The Corporation believes that its insurance coverage is adequate and appropriate for the perceived risks of its current operations, however, such insurance may not continue to be available, or if available may not continue to be available at economically acceptably premiums or may not continue to be adequate to cover the Corporation’s anticipated liabilities. In some cases, however, risk coverage is not available or is considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Corporation cannot insure or against which it has elected not to insure.

Richmont Mines Inc. | 2013 Annual Report	45

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Corporation's properties, including continuing exploration and development projects, will require substantial capital expenditures. Based on current funding available to the Corporation and expected cash from operations, the Corporation believes it has sufficient funds available to fund its projected capital expenditures for all of its current mining operations. However, if cash from operations is lower than expected or capital costs at these current mining operations or future projects exceed current estimates, or if the Corporation incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Corporation may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Corporation will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to the Corporation and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Corporation's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation's properties, which may have a material adverse effect on the Corporation's business, financial condition and results of operations.

Weakness in the global credit and capital markets could have a material adverse impact on the Corporation's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and or uncertainty into 2013. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Corporation's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed, or on reasonable terms, may have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation may be party to certain mining joint ventures in the future, under which the Corporation’s joint venture partners may be in a position to prevent the Corporation from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture corporation. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. The Corporation’s existing or future joint venture partners may veto the Corporation’s business plans, with regard to a specific joint venture, and prevent the Corporation from achieving its objectives.

46	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

On a regular basis, the Corporation evaluates potential acquisitions of mining properties and/or interests in other mining corporations which may entail certain risks.

Consistent with its growth strategy, the Corporation evaluates the potential acquisition of advanced exploration, development and production assets on a regular basis. From time to time, the Corporation may also acquire securities of or other interests in corporations with whom the Corporation may complete acquisition or other transactions. These transactions involve inherent risks, including, without limitation:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Corporation acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, corporations or securities.

Any one or more of these factors or other risks could cause the Corporation not to realize the benefits anticipated to result from the acquisition of properties or corporations, and could have a material adverse effect on the Corporation’s ability to grow and, consequently, on the Corporation’s financial condition and results of operations.

The Corporation continues to seek acquisition opportunities consistent with its acquisition and growth strategy, however, it may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Corporation’s business, results of operations and financial condition. In addition, to acquire properties and corporations, the Corporation could use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Corporation’s flexibility to raise additional capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Corporation cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Corporation engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Potential transactions may not be successfully completed, and, if completed, the business acquired may not be successfully integrated into the Corporation’s operations. If the Corporation fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

Richmont Mines Inc. | 2013 Annual Report	47

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Risks related to owning the Corporation’s common shares

The Corporation’s shares fluctuate in price.

The market price of the Corporation’s common shares may fluctuate due to a variety of factors relating to the Corporation’s business, including the announcement of expanded exploration, development and production activities by the Corporation and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Corporation’s mineral reserves, fluctuations in the Corporation’s operating results, sales of the Corporation’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Corporation’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Corporation's securities trade. This volatility may adversely affect the prices of the Corporation's common shares regardless of the Corporation's operating performance. The market price of the Corporation’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

Issuance by the Corporation of additional common shares could affect the market price of the shares and dilute existing shareholders.

Issuance of a substantial number of the Corporation’s common shares by the Corporation, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or the availability of a large number of Corporation common shares that may be available for sale, could adversely affect the prevailing market prices for the Corporation’s outstanding common shares. A decline in the market price of the Corporation’s outstanding common shares could impair the Corporation’s ability to raise additional capital through the issuance of securities should the Corporation desire to do so.

The Corporation does not currently anticipate declaring any dividends on its common shares.

The Corporation has not declared or paid any dividends on its common shares since its incorporation and it has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

Regulation 43-101

The Mineral reserve and resource estimations as of December 31, 2013 and December 31, 2012 were performed by qualified persons as defined by Regulation 43-101 and were supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

A 43-101 technical report was completed for the first Island Gold Deep Project Mineral resources estimation as of January 25, 2013, and was filed on SEDAR on April 11, 2013.

The reserve and resource estimations of Beaufor, Island Gold and W Zone mines were prepared using a gold price of US$1,225 (CAN$1,300) per ounce for 2013 and US$1,450 (CAN$1,450) per ounce for 2012.

The resource estimation of the Francoeur Mine was established at the end of 2012 using a gold price of US$1,450 (CAN$1,450) per ounce, and was prepared by qualified persons as defined by Regulation 43-101 and was supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc.

48	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The resource estimate of the Wasamac property was established at the end of 2012 using a gold price of US$1,450 (CAN$1,450) per ounce. It was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

The Monique Mine reserve and resource estimate as of December 31, 2013 was established using a gold price of US$1,225 (CAN$1,300) per ounce and was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101. A 43-101 technical report was completed for the first reserve estimation of this property on July 1st, 2013, and was filed on SEDAR on September 13, 2013.

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and most of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This Annual Report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Richmont Mines Inc. | 2013 Annual Report	49

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in this Report, particularly in the section “Risks and uncertainties”. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at February 19, 2014. The Corporation regularly discloses additional information through news releases, quarterly financial statements and its annual information form (AIF) on the SEDAR Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

Common shares
	2013	2012

Weighted average outstanding	39,593,637	35,054,878
Issued and outstanding (December 31)	39,596,103	39,566,103
Diluted (December 31)	44,173,228	42,413,353
Closing price on December 31 (TSX)	$1.07	$2.99

Toronto Stock Exchange (TSX) (CAN$)
2013	Share volume	High	Low	Close
First quarter	5,313,467	3.44	2.30	2.78
Second quarter	3,661,469	2.82	1.37	1.58
Third quarter	2,849,002	1.88	1.32	1.48
Fourth quarter	1,957,831	1.50	1.00	1.07
Annual summary	13,781,769	3.44	1.00	1.07

New York Stock Exchange Market (NYSE Market) (US$)
2013	Share volume	High	Low	Close
First quarter	8,737,401	3.44	2.23	2.75
Second quarter	7,718,307	2.78	1.31	1.52
Third quarter	11,676,284	1.85	1.28	1.42
Fourth quarter	12,388,444	1.47	0.94	1.00
Annual summary	40,520,436	3.44	0.94	1.00

50	Richmont Mines Inc. | 2013 Annual Report

TABLE OF RESERVES AND RESOURCES

TABLE OF RESERVES AND RESOURCES1

		December 31, 2013			December 31, 2012
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Island Gold Mine
Proven Reserves(2)	251,572	5.95	48,086	428,958	5.42	74,807
Probable Reserves(2)	481,775	6.16	95,419	356,263	5.82	66,649
Measured Resources	28,087	5.57	5,031	28,531	5.58	5,115
Indicated Resources	255,600	7.23	59,402	474,379	6.94	105,843
Inferred Resources	362,858	7.09	82,744	279,569	6.20	55,744

Island Gold Deep(5)
Indicated Resources	456,013	11.52	168,897	-	-	-
Inferred Resources	3,196,114	9.29	954,583	1,473,658	10.73	508,142

Beaufor Mine
Proven Reserves(2)	39,086	6.32	7,940	73,725	5.87	13,906
Probable Reserves(2)	103,213	6.99	23,193	122,420	6.40	25,208
Measured Resources	93,341	5.39	16,165	89,562	5.46	15,788
Indicated Resources	671,803	6.45	139,274	684,718	6.57	144,475
Inferred Resources	904,249	6.49	188,679	901,568	6.46	187,274

Monique Mine(3)
Proven Reserves(2)	14,742	1.42	673	-	-	-
Probable Reserves(2)	401,118	2.33	30,029	-	-	-
Indicated Resources	107,531	4.88	16,858	728,164	2.35	55,112
Inferred Resources	-	-	-	11,605	0.97	362

W Zone Mine
Proven Reserves(2)	42,940	4.84	6,676	-	-	-
Probable Reserves(2)	27,267	7.02	6,156	132,251	7.21	30,680
Measured Resources	14,293	6.20	2,850	-	-	-
Indicated Resources	131,638	7.13	30,201	107,511	6.76	23,377
Inferred Resources	2,186	7.55	531	5,589	7.95	1,429

Wasamac Gold Property
Measured Resources	3,124,480	2.75	276,536	3,124,480	2.75	276,536
Indicated Resources	12,127,049	2.89	1,125,727	12,127,049	2.89	1,125,727
Inferred Resources	18,758,786	2.66	1,605,388	18,758,786	2.66	1,605,388

Francoeur Gold Property(4)
Proven Reserves	-	-	-	8,439	4.52	1,226
Probable Reserves	-	-	-	-	-	-
Measured Resources	39,947	5.89	7,570	39,947	5.89	7,570
Indicated Resources	280,119	6.55	59,017	280,119	6.55	59,017
Inferred Resources	17,949	7.17	4,135	17,949	7.17	4,135

TOTAL GOLD(5)
Proven + Probable Reserves	1,361,713	4.98	218,172	1,122,056	5.89	212,476
Measured + Indicated Resources	17,329,901	3.42	1,907,528	17,684,460	3.20	1,818,560
Inferred Resources	23,242,142	3.80	2,836,060	21,448,724	3.43	2,362,474
[1]	Resources presented are exclusive of reserves.
[2]	In 2013, based on a gold price of US$1,225/oz and an exchange rate of CAN$1.06 = US$1.00 (in 2012, a price of US$1,450/oz and an exchange rate of CAN$1.00 = US$1.00 were used).
[3]

For 2012, open pit resources established as of December 31, 2011, using a gold price of US$1,200/oz and an exchange rate of 1.00. For 2013, open pit reserves and underground resources established as of December 31, 2013.

[4]	Francoeur Mine closed in November 2012. Resources as at December 31, 2012 were estimated using a price of US$1,450/oz and an exchange rate of CAN$1.00 = US$1.00.
[5]

Represents 100% of resources of Island Gold Deep. The Corporation estimates that approximately 90% of the Indicated resource and 56% of the Inferred resource (61% on a consolidated basis) of Island Gold Deep lie within three claims, for which Richmont owns 69%, and a third party owns 31%.

Richmont Mines Inc. | 2013 Annual Report	51

DEFINITION OF RESERVES AND RESOURCES

Mineral Reserves

Mineral reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

52	Richmont Mines Inc. | 2013 Annual Report

DEFINITION OF RESERVES AND RESOURCES

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

Richmont Mines Inc. | 2013 Annual Report	53

MANAGEMENT’S REPORT

The consolidated financial statements and all of the information in this report are the responsibility of the management. It is management’s responsibility to select the appropriate accounting policies and to exercise its best judgement in determining reasonable and fair estimates based on International Financial Reporting Standards. Financial information found elsewhere in this report is consistent with the consolidated financial statements. This information and the consolidated financial statements are published with the Board of Directors’ approval.

The management of Richmont Mines Inc. is required to establish and maintain adequate internal control over financial reporting. Richmont Mines Inc.’s internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer to provide reasonable assurance of the reliability of the Corporation’s financial information and the preparation of the Corporation’s financial statements for the publication of financial information in accordance with International Financial Reporting Standards.

The Board of Directors assumes its responsibilities for the financial statements primarily through the Audit Committee, made up solely of independent directors. The Audit Committee has reviewed all of the information in this report as well as the annual financial statements and has recommended they be approved by the Board. The Audit Committee also examines on a continuous basis the quarterly financial results and the results of external independent audits of accounting methods and the system of internal controls. The external auditors are free to communicate with the Audit Committee.

The following consolidated financial statements have been audited by Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their audit included the tests and other procedures they deemed necessary under the circumstances. Their independent opinion on the consolidated financial statements is presented hereinafter.

/s/ Paul Carmel	/s/ Pierre Rougeau
Paul Carmel	Pierre Rougeau
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 19, 2014

54	Richmont Mines Inc. | 2013 Annual Report

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations, for Richmont Mines Inc. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with International Financial Reporting Standards.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management carried out an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2013. The framework on which such evaluation was based is contained in the report entitled “1992 Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on this evaluation, management has concluded that the system of internal control over financial reporting was effective as of December 31, 2013.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting at Richmont Mines Inc. as at December 31, 2013, which is presented hereinafter.

/s/ Paul Carmel	/s/ Pierre Rougeau
Paul Carmel	Pierre Rougeau
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

February 19, 2014

Richmont Mines Inc. | 2013 Annual Report	55

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Richmont Mines Inc.

We have completed integrated audits of Richmont Mines Inc.’s 2013, 2012 and 2011 consolidated financial statements and of its internal control over financial reporting as at December 31, 2013. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Richmont Mines Inc., which comprise the consolidated statements of financial position as at December 31, 2013 and 2012 and the consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as established by the International Accounting Standards Board, and for such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risks assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Richmont Mines Inc. as at December 31, 2013 and 2012 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with International Financial Reporting Standards as established by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Richmont Mines Inc. internal control over financial reporting as at December 31, 2013, based on the criteria established in “1992 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

56	Richmont Mines Inc. | 2013 Annual Report

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

Management’s responsibility

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk and performing such other procedures as we considered necessary in the circumstances.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on the criteria established in “1992 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Montreal (Canada)
February 19, 2014

1 CPA auditor, CA public accountancy permit no. A105359

Richmont Mines Inc. | 2013 Annual Report	57

CONSOLIDATED INCOME STATEMENT
Years ended December 31 (in thousands of Canadian dollars)

	2013	2012	2011
	$	$	$

CONTINUING OPERATIONS
Revenues	90,213	101,718	118,518
Cost of sales (note 3)	85,832	73,798	71,696

GROSS PROFIT	4,381	27,920	46,822

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 4)	7,875	20,265	10,926
Administration (note 5)	7,514	10,270	5,456
Loss (gain) on disposal of long-term assets (note 7)	105	198	(3,010)
Impairment loss on W Zone Mine (note 16.1)	13,472	-	-
Other revenues (note 8)	(154)	(28)	(64)

	28,812	30,705	13,308

OPERATING EARNINGS (LOSS)	(24,431)	(2,785)	33,514

Financial expenses (note 9)	1,263	656	115
Financial revenues (note 10)	(526)	(837)	(1,187)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	(25,168)	(2,604)	34,586

MINING AND INCOME TAXES (note 11)	7,994	373	8,543

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(33,162)	(2,977)	26,043

NET LOSS FROM DISCONTINUED OPERATION (note 12)	(1,098)	(42,038)	(125)

NET EARNINGS (LOSS)	(34,260)	(45,015)	25,918

EARNINGS (LOSS) PER SHARE (note 13)
Basic earnings (loss) per share
Earnings (loss) from continuing operations	(0.84)	(0.08)	0.81
Loss from discontinued operation	(0.03)	(1.20)	-

Basic net earnings (loss)	(0.87)	(1.28)	0.81

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	(0.84)	(0.08)	0.80
Loss from discontinued operation	(0.03)	(1.20)	-

Diluted net earnings (loss)	(0.87)	(1.28)	0.80

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,594	35,055	31,813

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,594	35,207	32,434

The accompanying notes are an integral part of the consolidated financial statements.

58	Richmont Mines Inc. | 2013 Annual Report

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Years ended December 31 (in thousands of Canadian dollars)

	2013	2012	2011
	$	$	$

NET EARNINGS (LOSS)	(34,260)	(45,015)	25,918

OTHER COMPREHENSIVE LOSS, NET OF TAXES ITEMS THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO NET EARNINGS (LOSS)
Fair value variation on available-for-sale financial assets	(18)	(281)	(274)
Realized gain on sale of available-for-sale financial assets transferred to net earnings	(12)	(90)	(142)

OTHER COMPREHENSIVE LOSS, NET OF TAXES	(30)	(371)	(416)

TOTAL COMPREHENSIVE INCOME (LOSS)	(34,290)	(45,386)	25,502

The accompanying notes are an integral part of the consolidated financial statements.

Richmont Mines Inc. | 2013 Annual Report	59

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended December 31, 2012 (in thousands of Canadian dollars)

				Available-for-
		Contributed		sale financial
	Share capital	surplus	Deficit	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

Issue of shares
Exercise of share options	89	(27)	-	-	62

Issue of warrants	-	439	-	-	439

Share-based compensation	-	1,779	-	-	1,779

Transactions with Richmont Mines shareholders	89	2,191	-	-	2,280

Net loss	-	-	(34,260)	-	(34,260)

Other comprehensive loss
Items that will be reclassified subsequently to net earnings (loss)
Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(18)	(18)
Reclassification to net earnings, net of taxes	-	-	-	(12)	(12)

Total comprehensive loss	-	-	(34,260)	(30)	(34,290)

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	-	86,353

The accompanying notes are an integral part of the consolidated financial statements.

60	Richmont Mines Inc. | 2013 Annual Report

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended December 31, 2013 (in thousands of Canadian dollars)

			Retained	Available-for-
		Contributed	earnings	sale financial
	Share capital	surplus	(deficit)	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

Issue of shares
Common	25,981	-	-	-	25,981
Exercise of share options	2,174	(653)	-	-	1,521

Common shares issue costs	(914)	-	-	-	(914)

Convertible debentures -
Equity component, net impact	-	88	-	-	88
Deferred income and mining tax liabilities	-	(23)	-	-	(23)

Share-based compensation	-	2,962	-	-	2,962

Transactions with Richmont Mines shareholders	27,241	2,374	-	-	29,615

Net loss	-	-	(45,015)	-	(45,015)

Other comprehensive loss
Items that will be reclassified subsequently to net earnings (loss)
Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(281)	(281)
Reclassification to net earnings, net of taxes	-	-	-	(90)	(90)

Total comprehensive loss	-	-	(45,015)	(371)	(45,386)

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

The accompanying notes are an integral part of the consolidated financial statements.

Richmont Mines Inc. | 2013 Annual Report	61

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended December 31, 2011 (in thousands of Canadian dollars)

			Retained	Available-for-
		Contributed	earnings	sale financial
	Share capital	surplus	(deficit)	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2010	91,010	6,709	(3,745)	817	94,791

Issue of shares
Common	10,295	-	-	-	10,295
Exercise of share options	3,904	(1,100)	-	-	2,804

Common shares issue costs	(337)	-	-	-	(337)

Share-based compensation	-	1,079	-	-	1,079

Transactions with Richmont Mines shareholders	13,862	(21)	-	-	13,841

Net earnings	-	-	25,918	-	25,918

Other comprehensive loss
Items that will be reclassified subsequently to net earnings (loss)
Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(274)	(274)
Reclassification to net earnings, net of taxes	-	-	-	(142)	(142)

Total comprehensive income (loss)	-	-	25,918	(416)	25,502

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

The accompanying notes are an integral part of the consolidated financial statements.

62	Richmont Mines Inc. | 2013 Annual Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
December 31 (in thousands of Canadian dollars)

	December 31,	December 31,
	2013	2012
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	17,551	59,810
Shares of publicly-traded companies	-	30
Receivables (note 14)	3,008	2,921
Income and mining tax assets	925	916
Exploration tax credits receivable	5,670	3,485
Inventories (note 15)	9,075	7,764

	36,229	74,926

RESTRICTED DEPOSITS (note 18 d)	3,421	684

PROPERTY, PLANT AND EQUIPMENT (note 16)	83,678	65,150

DEFERRED INCOME AND MINING TAX ASSETS (note 11)	-	7,484

TOTAL ASSETS	123,328	148,244

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	19,897	17,356
Income and mining taxes payable	1,225	1,972
Current portion of long-term debt	825	932
Current portion of asset retirement obligations	330	370

	22,277	20,630

LONG-TERM DEBT (note 17)	5,196	702

ASSET RETIREMENT OBLIGATIONS (note 18 c)	7,603	6,375

DEFERRED INCOME AND MINING TAX LIABILITIES (note 11)	1,899	2,174

TOTAL LIABILITIES	36,975	29,881

EQUITY
Share capital (note 19)	132,202	132,113
Contributed surplus	11,253	9,062
Deficit	(57,102)	(22,842)
Accumulated other comprehensive income	-	30

TOTAL EQUITY	86,353	118,363

TOTAL LIABILITIES AND EQUITY	123,328	148,244

Commitments and subsequent event (note 22)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Paul Carmel	/s/ Michael Pesner
Paul Carmel	Michael Pesner
Director	Director

Richmont Mines Inc. | 2011 Annual Report	63

CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended December 31 (in thousands of Canadian dollars)

	2013	2012	2011
	$	$	$

OPERATING ACTIVITIES
Net earnings (loss)	(34,260)	(45,015)	25,918
Adjustments for:
Depreciation and depletion	14,674	10,771	10,097
Impairment loss on W Zone Mine’s assets	13,472	-	-
Impairment loss on Francoeur Mine’s assets	-	41,161	-
Adjustment to estimated recoverable value of remaining Francoeur Mine’s assets	867	-	-
Non-cash expenses related to discontinued operation	-	4,571	-
Taxes received (paid)	(1,541)	(3,626)	1,597
Interest revenues	(409)	(718)	(570)
Interest and accretion expenses on long-term debt	66	596	-
Share-based compensation	2,521	3,601	1,079
Share-based compensation settled in cash	(725)	-	-
Financing expenses	1,165	-	-
Accretion expense – asset retirement obligations	81	66	127
Loss (gain) on disposal of long-term assets	193	205	(3,010)
Gain on disposal of shares of publicly-traded companies	(12)	(90)	(142)
Mining and income taxes	7,994	(6,655)	8,543

	4,086	4,867	43,639

Net change in non-cash working capital items (note 20)	(630)	2,789	(4,801)

Cash flows from operating activities	3,456	7,656	38,838

INVESTING ACTIVITIES
Acquisition of shares of publicly-traded companies	-	-	(102)
Disposition of shares of publicly-traded companies	12	582	246
Restricted deposits	(2,737)	(394)	-
Interest received	420	736	517
Property, plant and equipment – Island Gold Mine	(12,480)	(8,364)	(4,959)
Property, plant and equipment – Island Gold Deep Project	(15,290)	-	-
Property, plant and equipment – Beaufor Mine	(980)	(1,192)	(3,090)
Property, plant and equipment – W Zone Mine	(3,779)	(9,911)	(3,480)
Property, plant and equipment – Monique Mine	(8,358)	-	-
Property, plant and equipment – Francoeur Mine	-	(15,458)	(19,237)
Property, plant and equipment – Other	(1,001)	(2,929)	(904)
Disposition of property, plant and equipment	869	105	3,032

Cash flows used in investing activities	(43,324)	(36,825)	(27,977)

FINANCING ACTIVITIES
Financing expenses	(727)	-	-
Issue of convertible debentures	-	10,000	-
Retirement of convertible debentures	-	(10,000)	-
Issue of common shares	62	27,502	13,099
Common shares issue costs	-	(914)	(458)
Interest paid	(66)	(508)	-
Payment of finance lease obligations	(1,660)	(633)	-

Cash flows from (used in) financing activities	(2,391)	25,447	12,641

Net change in cash and cash equivalents	(42,259)	(3,722)	23,502

Cash and cash equivalents, beginning of period	59,810	63,532	40,030

Cash and cash equivalents, end of period (note 25 d)	17,551	59,810	63,532

The accompanying notes are an integral part of the consolidated financial statements.

64	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

1.	General information and compliance with IFRS

Richmont Mines Inc. (the “Corporation“), is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

The consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”) that are in effect at December 31, 2013, as established by the International Accounting Standards Board.

Richmont Mines inc. is the parent company. The address of the head office is 161 Avenue Principale, Rouyn-Noranda, Quebec, Canada. The Corporation’s shares are listed on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange Market (NYSE MKT), under the symbol “RIC”.

2.	Summary of accounting policies

2.1.	Overall considerations

The significant accounting policies that have been applied in the preparation of these consolidated financial statements are summarized below.

2.2.	Basis of evaluation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost method, except for available-for-sale financial assets which are measured at fair value.

2.3.	Standards, amendments and interpretations to existing standards

2.3.1	New and revised standards that are effective

A number of new and revised standards are effective for annual periods beginning on or after January 1st, 2013. Information on these new standards is presented below:

Amendments to IAS 1 Presentation of items of Other Comprehensive Income
The Corporation has adopted Presentation of items of other comprehensive income (amendments to IAS 1). The Amendments to IAS 1 require entities to group items presented in other comprehensive income (OCI) into those that, in accordance with other IFRSs, will not be reclassified subsequently to profit or loss and those that will be reclassified subsequently to profit or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax, then the amendments to IAS 1 require the tax related to each of the two groups of OCI to be shown separately. The amendments have been applied retrospectively, and only the presentation of items of OCI has been modified to reflect the changes. The application of the amendments did not result in any other impact.

IFRS 13 Fair Value Measurement (IFRS 13)
IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It does not affect which items are required to be fair-valued. The scope of IFRS 13 is broad and applies for both financial and non-financial items for which other IFRSs require or permit fair value measurements or disclosures about fair value measurements except in certain circumstances. IFRS 13 applies prospectively for annual periods beginning on or after January 1st, 2013. Its disclosure requirements need not be applied to comparative information in the first year of application. Management reviewed its valuation methodologies and the application of the new standard did not have any effect on the fair value measurement.

Consolidation standards
A package of new consolidation standards is effective. Information on these new standards is presented below. These changes did not have a material impact on the consolidated financial statements.

Richmont Mines Inc. | 2013 Annual Report	65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

IFRS 10 Consolidated Financial Statements (IFRS 10)
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation -Special Purpose Entities. IFRS 10 revises the definition of control and provides extensive new guidance on its application. These new requirements have the potential to affect which of the Corporation’s investees are considered to be subsidiaries and therefore change the scope of consolidation. However, the requirements on consolidation procedures, accounting for changes in non-controlling interests and accounting for loss of control of a subsidiary remain the same. Management’s analysis is that IFRS 10 did not change the classification (as subsidiaries or otherwise) of any of the existing investees.

IFRS 11 Joint Arrangements (IFRS 11)
IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31's option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates. Management’s analysis is that IFRS 11 did not have any impact on the consolidated financial statements as the Corporation does not have any joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities. Management’s analysis is that IFRS 12 did not have a material impact on the consolidated financial statements.

Consequential amendments to IAS 27 Separate Financial Statements (IAS 27) and IAS 28 Investments in Associates and Joint Ventures (IAS 28)
IAS 27 now only addresses separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28's equity accounting methodology remains unchanged. Management’s analysis is that these amendments did not have a material impact on the consolidated financial statements.

Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)
Qualitative and quantitative disclosures have been added to IFRS 7 Financial Instruments: Disclosures (IFRS 7) relating to gross and net amounts of recognized financial instruments that are (a) set off in the statement of financial position and (b) subject to enforceable master netting arrangements and similar agreements, even if not set off in the statement of financial position. The required disclosures should be provided retrospectively. The amendments are effective for annual periods beginning on or after January 1st, 2013. Management’s analysis is that these amendments did not have a material impact on the consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
This new interpretation addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current asset, depending on benefits obtained. This interpretation also provides guidance for the initial measurement, depreciation or amortization and impairment of such tangible non-current assets. The new interpretation is effective for annual periods beginning on or after January 1st, 2013. Management’s analysis is that this new interpretation did not have a material impact on its consolidated financial statements.

Annual Improvements 2009-2011
The Annual Improvements 2009-2011 made several minor amendments to a number of IFRSs. The amendments relevant to the Corporation are summarised below:

Tax effect of distribution to holders of equity instruments

  addresses a perceived inconsistency between IAS 12 Income Taxes (IAS 12) and IAS 32 Financial Instruments: Presentation (IAS 32) with regards to recognizing the consequences of income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction;

66	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

  clarifies that the intention of IAS 32 is to follow the requirements in IAS 12 for accounting for income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction.

Segment information for total assets and liabilities

  clarifies that the total assets and liabilities for a particular reportable segment are required to be disclosed if, and only if: (i) a measure of total assets or of total liabilities (or both) is regularly provided to the chief operating decision maker; (ii) there has been a material change from those measures disclosed in the last annual financial statements for that reportable segment.

These improvements are effective for annual periods beginning on or after January 1st, 2013. Management’s analysis is that these improvements did not have a material impact on the Corporation's consolidated financial statements.

2.3.2	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Corporation

At the date of authorization of these consolidated financial statements, new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s consolidated financial statements.

IFRS 9 Financial instruments (IFRS 9)

The International Accounting Standards Board (IASB) aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9. To date, the chapters dealing with recognition, classification, measurement, derecognition of financial assets and liabilities as well as the chapter on hedge accounting have been issued. Chapter dealing with impairment methodology is still being developed. Further, in November 2011, the IASB decided to consider making limited modifications to IFRS 9’s financial asset classification model to address application issues. Furthermore, in November 2013, The IASB has decided to postpone to an unspecified date the application of IFRS 9. The Corporation’s management has yet to assess the impact of this new standard on the Corporation’s consolidated financial statements. Management does not expect to implement IFRS 9 until it has been completed and its overall impact can be assessed.

2.4.	Presentation of financial statements in accordance with IAS 1

The consolidated financial statements are presented in accordance with IAS 1 “Presentation of Financial Statements”. The Corporation has elected to present the consolidated statement of comprehensive income in two statements: a statement displaying components of net earnings (consolidated income statement) and a statement beginning with net earnings and displaying components of other comprehensive income (consolidated statement of comprehensive income).

2.5.	Basis of consolidation

The consolidated financial statements consolidate those of the parent company and all of its subsidiaries as at December 31, 2013. The parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Corporation’s subsidiaries are all 100 % owned by the parent company. The financial year end of all subsidiaries is December 31.

All transactions and balances between corporations are eliminated upon consolidation, including unrealized gains and losses on transactions between these consolidated corporations. When unrealized losses on intragroup asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Corporation perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Corporation.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

Earnings and loss and other comprehensive income of subsidiaries acquired or disposed of during the year are recognized from the effective date of the acquisition, or up to the effective date of disposal, as applicable.

Subsidiaries

Details of the Corporation’s subsidiaries at December 31, 2013, are as follows:

Name of subsidiary	Principal activity	Incorporation law	Interest and voting share

Camflo Mill Inc.	Ore milling	Canada Business Corporations Act	100%

Patricia Mining Corp.	Inactive	Ontario Incorporation	100%

Louvem Mines Inc.	Inactive	Business Corporations Act (Quebec)	100%

2.6.	Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company and all subsidiaries. The functional currency has remained unchanged during the reporting periods for all entities of the Corporation.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items using year-end exchange rates are recognized in the income statement in “Financial revenues” or “Financial expenses”.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction (not retranslated). Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

2.7.	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Corporation and the revenue can be reliably measured. Revenue is measured at fair value of the consideration received or receivable, excluding taxes.

Revenue includes precious metals revenue and milling revenue.

Precious metals revenue, based on spot metal prices, is recorded on delivery when rights and obligations related to ownership are transferred to the purchaser and assurance regarding collectability of the consideration exists.

Milling revenue is recorded when the ore processing service is made by the Corporation, accepted by the client and reasonable assurance regarding collectability of the consideration exists.

Interest revenue is reported on an accrual basis using the effective interest method and is included in “Financial revenues” in the income statement.

2.8.	Post employment benefits and short-term employee benefits

The Corporation provides post employment benefits through a defined contribution plan. A defined contribution plan is a pension plan under which the Corporation pays contributions, established according to a percentage of the employee’s salary, to an independent entity. The Corporation has no legal or constructive obligations to pay further contributions after its payment of the fixed contribution. The Corporation also contributes to state plans for certain employees that are considered defined contribution plans. Contributions to plans are recognized as an expense in the period that relevant employee services are received.

68	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

Short-term employee benefits, including vacation entitlement, are current liabilities included in “payables, accruals and provisions", measured at the undiscounted amount that the Corporation expects to pay as a result of the unused entitlement.

2.9.	Share-based compensation

The Corporation offers a long-term incentive plan that permits the granting of options (“Options”), restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, senior executives and other employees, consultants and service providers providing ongoing services to the Corporation.

In the event that participants are rewarded using share-based payments, the fair values of participants' services are determined by reference to the fair value of the services received or of the equity instruments granted if the Corporation cannot estimates reliably the fair value of the services received. When applicable, the fair value of each grant is evaluated using the Black-Scholes pricing model at the date of grant.

Each share-based payment is ultimately recognized as an expense (except warrants to brokers). For grants settled in equity instruments such as Options and RSUs, the compensation is considered as “contributed surplus”. For grants settled in cash or in equity instruments, at the discretion of the participant, such as SARs and Retention Awards, the fair value is the sum of the fair values of the liability component and the equity component. The Corporation first assesses the fair value of the liability component, and then the fair value of the equity component. Any subsequent change in the fair value of the liability component is recognized in the consolidated income statement.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of grants expected to vest. Estimates are subsequently revised if there is any indication that the number expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense in prior periods.

At the date of settlement of Options and RSUs, the proceeds received are allocated to share capital, and the accumulated expenses recorded in contributed surplus are then transferred to share capital.

At the date of settlement of SARs and Retention Awards, the Corporation shall re-measure the liability to its fair value. If the entity issues equity instruments on settlement rather than paying cash, the liability shall be transferred directly to equity, as consideration for the equity instruments issued. If the entity pays in cash on settlement rather than issuing equity instruments, that payment amount shall be applied to settle the liability in full.

2.10.	Exploration and project evaluation

Exploration and project evaluation expenditure comprises costs, depreciation and exploration tax credits that are directly attributable to:

  researching and analysing existing exploration data;

  conducting geological studies, exploratory drilling and sampling;

  examining and testing extraction and treatment methods;

  compiling pre-feasibility and feasibility studies.

Exploration expenditures relate to the initial search for deposits. Project evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having geological potential.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

Exploration and project evaluation expenditures are not capitalized. Capitalization of expenditures begins when management and the Board of Directors have determined that a project has demonstrated a potential for development and an economic analysis which will be presented to, and formally approved by the Board of Directors, demonstrates the commercial viability and economic benefits of the project. There can be three different types of economic analysis that can be produced and relied upon, which indicate whether development of a property is economically feasible:

  The first type is in the form of a preliminary economic analysis showing the profitability of the project based at least on Inferred Resources;

  The second type is in the form of a pre-feasibility study showing the profitability of the project based on Measured or Indicated Resources;

  Finally, the third type is in the form of a feasibility study, which is a more detailed analysis, where the margin of error is lower. To the extent that the feasibility study has a positive outcome, then resources are converted to reserves. This type of analysis details all costs required for the development of the project as well as production costs. When required, third party bids for part of the project are also provided.

The actual type of analysis that is prepared either internally or with the help of, or by third parties depends on factors such as the level of knowledge about the property and the project, the potential size of such project and whether the project is related or in close proximity to an existing Corporation mining site.

If the analysis demonstrates the technical feasibility and commercial viability of developing a mineral deposit identified through the exploration phase or if the analysis demonstrates a significant potential for probable future economic benefits, and if management decides to pursue the project, it is then presented to the Corporation’s Board of Directors for review and approval.

Once the commercial viability and economic benefits has been determined and approved by the Board of directors the project is classified as an Advance Exploration Project (note 2.16). Subsequent costs relating to further exploring or developing the property for eventual production are capitalized.

Although the Corporation has taken steps to verify title to the mining properties in which it holds an interest, in accordance with industry practices for the current stage of exploration and development of such properties, these procedures do not guarantee the validity of the titles. Property titles may be subject to unregistered prior agreements. They can be lost or revoked if regulatory measures are not respected.

2.11.	Mining and income taxes

The income tax expense is composed of current and deferred taxes. Taxes are recognized in the income statement unless they are related to items carried in other comprehensive income or directly in shareholders’ equity.

Current income taxes and mining taxes
Current income tax and mining tax assets and/or liabilities comprise those obligations to, or claims from, tax authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. The current income tax expense is based on income for the period adjusted for non-taxable or non-deductible items. The mining tax expense is based on income for the period for each mining site in production adjusted for non-taxable or non-deductible items. Calculation of current tax and mining tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management regularly examines positions in tax returns where tax regulations are subject to interpretation. Where appropriate, the Corporation sets up a provision based on amount likely to be paid to tax authorities.

70	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

Deferred income taxes and deferred mining taxes
Deferred income taxes are recognized using the liability method on temporary differences between the tax basis of the assets and liabilities and their carrying amount in the statement of financial position. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit.

Deferred income tax assets and liabilities are calculated without discounting at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period.

Deferred income and mining tax liabilities

  Are generally recognized for temporary taxable differences and are always provided in full;

  Are recognized for temporary differences associated with investments in subsidiaries unless the Corporation controls the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future;

  Are not recognized for temporary differences resulting from goodwill that is not deductible for tax purposes.

Deferred income and mining tax assets

  Are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income

  Are examined at the end of the reporting period and reduced when, in the opinion of management, it is more likely than not that the deferred income and mining tax assets will not be realized.

Deferred income and mining tax assets and liabilities are offset only when the Corporation has a right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred income and mining tax assets or liabilities are recognized as a component of tax income or expense in net earnings, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Under the provisions of tax legislation relating to flow-through shares, the Corporation is required to renounce its right to tax deductions for expenses related to exploration activities to the benefit of the investors. When the Corporation has renounced to its tax deductions and has incurred its admissible expenditures, the sale of tax deductions is recognized in profit or loss as a reduction to deferred tax expense and a deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of admissible expenditures capitalized as an asset and its tax base.

2.12.	Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to common equity holders of the parent company by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting earnings attributable to common equity holders and the weighted average number of common shares outstanding for dilutive potential common shares. The Corporation’s potentially dilutive common shares comprise stock options and warrants. The number of shares included is computed unless they are anti-dilutive. The calculation considers that dilutive potential common shares are deemed to have been converted into common shares at the beginning of the period or, if later, at the date of issue of the potential common share. The proceeds from the exercise of such instruments are assumed to be used to purchase common shares at the average market price for the period and the difference between the number of shares and the number of shares assumed to be purchased are included in the calculation.

2.13.	Cash and cash equivalents

Cash and cash equivalents comprise cash and term deposits with original maturities of three months or less, and that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

2.14.	Exploration tax credits receivable

The Corporation is entitled to a refundable tax credit on qualified expenditures incurred in the province of Quebec. The refundable tax credits may reach 15 % of qualified exploration expenditures incurred. The corporation is also entitled to a Federal tax credit on qualified exploration expenditures incurred. The exploration tax credits are recognized when the eligible expenses are incurred and when the refundable amounts can be reasonably estimated.

The exploration tax credits have been applied against the costs incurred, either as a reduction of exploration expenses or of capitalized development costs.

A valuation allowance is provided against tax credits claimed or received to the extent that recovery is not considered to be more likely than not.

2.15.	Inventories

Supply, ore and precious metals inventories are valued at the lower of cost and net realizable value. The cost of supply inventories is determined using the weighted average cost formula. The cost of ore and precious metals inventories includes all expenses directly attributable to the mineral extraction and processing process, including a systematic allocation of fixed and variable production overheads that are incurred in extracting and processing ore.

Net realizable value is the estimated selling price in the ordinary course of business less any applicable estimated cost to completion and estimated selling expenses. The amount of inventories recognized as an expense is included in the cost of sales under operating costs (note 3).

2.16.	Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance, accumulated depreciation and accumulated impairment. Cost includes all costs incurred initially to acquire or construct an item of property, plant and equipment, costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and costs incurred subsequently to add to or replace part thereof.

Advanced exploration projects
Expenditures incurred on properties identified as having commercial viability and economic benefits (note 2.10) are capitalized as property, plant and equipment under this category. The costs of advanced exploration projects are not amortised. Costs include in particular, salaries and related benefits, retirement costs (note 2.18) and are accounted for net of secondary products generated during the advanced exploration phase. Upon commencement of commercial production, advanced exploration costs are transferred to the various categories of property, plant and equipment of mining sites in production and are depleted.

Depletion of mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to estimated residual value. The depletion rate is calculated in accordance with the number of ounces of gold sold using proven and probable reserves. The estimated period of depletion is determined according to the reserves of each mining site in production. The depreciation is presented as depreciation and depletion and is included in the cost of sales.

Depreciation
Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of property, plant and equipment is calculated using the straight-line method based on their anticipated useful lives as follows:

  Buildings: 20 years

  Lease improvements: 5 years

  Equipment and rolling stock: 2 to 5 years

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

Others
Depreciation of an asset ceases when it is classified as held for sale or when it is derecognized. Therefore, depreciation does not cease when the asset becomes idle or is retired from active use unless the asset is fully depreciated.

Material residual value estimates, estimates of useful life, proven and probable reserves and the depreciation method are updated as required, at least annually. Any changes in residual value, estimated useful life and proven and probable reserves are recognized prospectively as they occur.

The carrying amount of an item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized separately in the consolidated income statement.

2.17.	Impairment testing of property, plant and equipment

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at a cash-generating unit level. Reviews of the net carrying amount of mining sites in production and advanced exploration projects are carried out on a property-by-property basis, with each site representing a potential single cash-generating unit.

Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value in use, management estimates expected future cash flows from each asset or cash-generating unit, and then determines an appropriate discount rate for the calculation of the expected present value of the cash flows. Discount factors are determined individually for each asset or cash-generating unit and reflect their respective risk profiles as assessed by management.

Impairment losses for cash-generating units, that is mining sites, are allocated on a pro-rata basis to the assets of that site. All the assets are assessed in each reporting period to determine whether there is any indication that an impairment loss recognized in prior periods may no longer exist. An impairment charge is reversed if the asset’s or mining site’s recoverable amount exceeds its carrying amount. However, a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) if no impairment loss had been recognized for the asset in prior years.

2.18.	Provisions, contingent liabilities and contingent assets

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Corporation and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events, for example, legal disputes, property, plant and equipment retirement obligations, and similar liabilities, or onerous contracts.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

Any reimbursement that the Corporation can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized, unless it was assumed in the course of a business combination. In a business combination, contingent liabilities are recognized in the course of the allocation of the purchase price to the assets and liabilities acquired in the business combination. They are subsequently measured at the higher amount of a comparable provision as described above and the amount initially recognized, less any amortization.

The Corporation is subject to environmental laws and regulations enacted by federal and provincial authorities. As of the reporting date, management believes that the Corporation’s operations are in compliance with current laws and regulations. To take account of estimated cash flows required to settle the obligations arising from environmentally acceptable closure plans (such as dismantling and demolition of infrastructures, removal of residual matter and site restoration), provisions are recognized in the year that the harm to the environment occurs, that is when the Corporation has an actual obligation resulting from harm to the environment, it is likely that an outflow will be required in settlement of the obligation and the obligation is reasonably determinable. These provisions are determined on the basis of the best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date or to transfer it to a third party on the same date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. A corresponding asset is recognized in property, plant and equipment when establishing the provision.

The provision is reviewed annually to reflect changes in the estimated outflow of resources as a result of changes in obligations or legislation, changes in the current market-based discount rate or an increase that reflects the passage of time. The accretion expense is recognized in net earnings as a finance expense as incurred. The cost of the related asset is adjusted to reflect changes (other than accretion) in the reporting period.

Costs of asset retirement are deducted from the provision when incurred.

2.19. Leases

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments plus incidental payments, if any. A corresponding amount is recognized as a finance leasing liability. The corresponding finance leasing liability is reduced by lease payments less finance charges, which are expensed as part of finance expenses.

All other leases are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

2.20. Segment information

In identifying its operating segments, management generally uses the physical location of mining sites in production. Two segments are analyzed, sites in Quebec and sites in Ontario. Segments are reported on the same basis as the internal information reported to the chief decision makers in allocating resources to operating segments and assessing the performance of these segments. The chief decision makers are represented by the management committee.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

All inter-segments transfers are carried out at arm’s length prices. The measurement policies the Corporation uses for segment reporting are the same as those used in its financial statements, except that the following are not included in arriving at the operating earnings of the Corporation’s operating segments:

  Administration expenses (including share-based compensation and corporate office remuneration);

  Exploration expenses of mining properties not located on mining sites in production;

  Exploration tax credits of mining properties not located on mining sites in production.

In addition, corporate assets which are not directly attributable to the business activities of any operating segment are not allocated to a segment. In the financial periods under review, this primarily applies to the Corporation’s assets at the headquarters.

2.21.	Equity

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If shares are issued when stock options and warrants are exercised, the share capital account also comprises the compensation costs previously recorded as contributed surplus.

Unit placements
Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Other elements of equity
Contributed surplus includes the value attributable to warrants and charges related to share-based compensation until the exercise of options issued as remuneration. This account also includes the value of equity conversion option associated with the issuance of convertible debentures, net of tax.

Retained earnings (deficit) include all current and prior period retained profits or losses.

Gains and losses on available-for-sale financial assets are included in accumulated other comprehensive income in the section entitled “available-for-sale financial assets”.

All transactions with owners of the Corporation are recorded separately within equity.

2.22.	Financial instruments

Financial assets and financial liabilities are recognized when the Corporation becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value plus transaction costs, except for financial assets and financial liabilities carried at fair value through net earnings, which are measured initially at fair value.
Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

  loans and receivables;

  financial assets at fair value through net earnings;

  held-to-maturity investments; and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

  available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in net earnings or in other comprehensive income.

All financial assets, except for those at fair value through net earnings, are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets that are recognized in net earnings are presented within financial revenues or administrative expenses, if applicable.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. Cash and cash equivalents and receivables (except taxes receivable) fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Financial assets at fair value through net earnings
Financial assets at fair value through net earnings include financial assets that are either classified as held-for-trading or that meet certain conditions and are designated at fair value through net earnings upon initial recognition.

Assets in this category are measured at fair value with gains or losses recognized in net earnings. The Corporation has no financial asset classified in this category.

Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity other than loans and receivables. Investments are classified as held-to-maturity if the Corporation has the intention and ability to hold them until maturity.

Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in consolidated net earnings. The Corporation has no financial assets in this category.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Corporation’s available-for-sale financial assets include shares of publicly-traded companies.

All available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses, which are recognized in net earnings. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified to net earnings in and presented as a reclassification adjustment within other comprehensive income.

Reversals of impairment losses are recognized in other comprehensive income, except for financial assets that are debt securities which are recognized in net earnings only if the reversal can be objectively related to an event occurring after the impairment loss was recognized.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

Financial liabilities

The Corporation’s financial liabilities include payables, accruals and provisions (except salaries and related benefits payable), finance lease obligations, the contract payment holdback and the closure allowance.

Financial liabilities are measured subsequently at amortized cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through net earnings, that are carried subsequently at fair value with gains or losses recognized in net earnings.

2.23.	Accounting estimates and critical judgments

The preparation of financial statements requires management to make estimates, assumptions and judgments with respect to future events. These estimates and judgments are constantly challenged. They are based on past experience and other factors, in particular, forecasts of future events that are reasonable in the circumstances. The actual results are likely to differ from the estimates, assumptions and judgments made by management, and will seldom equal the estimated results. The following paragraphs describe:

  the most critical management estimates and assumptions in the recognition and measurement of assets, liabilities and expenses;

  the most critical management judgments in applying accounting policies.

Critical accounting estimates and assumptions

Basis of depletion of mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment based on the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves.

Proven and probable reserves are estimates of the quantity of ore that could be economically and legally extracted from a mine. The Corporation estimates its reserves using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of proven and probable reserves is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in proven and probable reserves could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

Asset retirement obligations
The Corporation assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statement of financial situation, asset retirement obligations represent management’s best estimate of the charge that will result when the actual obligation is terminated.

Impairment test of property, plant and equipment
Determining if there are any facts and circumstances indicating impairment loss or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations in many cases. When an indication of impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (proven and probable reserves), estimated future metal prices, operating costs, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results.

Income taxes and deferred mining taxes
The Corporation is subject to taxes from different tax jurisdictions. Management continually evaluates the likelihood that its deferred tax assets could be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. The corporation also maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement.

Share-based compensation expense
The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options and the time of exercise of those options. The model used by the Corporation is the Black-Scholes model. The Corporation similarly evaluated the expected extinguishments for each remuneration program within the parameters of each individual program.

Dismantling costs and severance costs
The Corporation estimates dismantling costs and severance costs by making assumptions such as retention of employees and timing of dismantling. The uncertainty of these estimations may lead to differences between the actual expenses and the estimated costs.

Significant management judgments in applying accounting policies

Start of advanced exploration phase
The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the advanced exploration phase. Once management has determined that a project has demonstrated a potential for development, and an economic analysis supports its commercial viability and its economic benefit, the project moves into the advanced exploration phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

Start of commercial production
Management assesses the stage of completion of each advanced exploration project to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “Advanced exploration project” to “Mining site in production”. The following criteria are used:

  Production capacity achieved

  Recovered grade

  Stage of completion of development work

Provisions and contingent liabilities
Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. Quantifying any such liability often involves judgments and estimations. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty.

78	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

2.24.	Earnings or loss from discontinued operation

A discontinued operation is a component of the Corporation that either has been disposed of, or is classified as held for sale, and:

  represents a separate major line of business or geographical area of operations;

  is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or

  is a subsidiary acquired exclusively with a view to resale.

Earnings or loss from discontinued operation, including prior year components of earnings or loss, is presented in a single amount in the consolidated income statement. This amount, which comprises the post –tax earnings or loss of discontinued operation and the post-tax gain or loss resulting from the measurement of assets is further analysed in note 12.

3.	Cost of sales

The cost of sales includes the following items:

	2013	2012	2011
	$	$	$

Operating costs	69,688	61,102	59,202
Royalties	1,910	2,294	2,614
Depreciation and depletion	14,234	10,143	9,880
Custom milling costs	-	259	-

	85,832	73,798	71,696

4.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	2013	2012	2011
	$	$	$

Beaufor Mine	1,929	1,432	803
Island Gold Mine	4,532	10,969	5,549
Wasamac property	1,102	9,477	6,647
Monique property	221	744	2,284
W Zone	-	-	188
Other properties	347	459	184
Project evaluation	474	511	470

Exploration and project evaluation before depreciation and exploration tax credits	8,605	23,592	16,125

Depreciation	229	200	155
Exploration tax credits	(959)	(3,527)	(5,354)

	7,875	20,265	10,926

Richmont Mines Inc. | 2013 Annual Report	79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

5.	Administration

The administration expenses include the following items:

	2013	2012	2011
	$	$	$

Salaries, director’ fees and related benefits	3,320	2,822	2,486
Severance compensation	269	1,986	117
Share-based compensation	1,887	3,601	1,079
Depreciation	211	129	62
Miscellaneous	1,827	1,732	1,712
	7,514	10,270	5,456

6.	Employees and directors remuneration

	6.1.	Employees and directors remuneration

Expenses recognised for employees and directors remuneration are presented below:

	2013	2012	2011
	$	$	$

Salaries and related benefits	49,580	56,379	43,891
Severance compensation	700	1,986	117
Severance costs – Closure of Francoeur Mine	-	4,306	-
Directors’ fees and related benefits	563	684	557
Share-based compensation	2,521	3,601	1,079
Defined contribution plans	1,220	1,109	747
State plans	1,282	1,380	1,077

	55,866	69,445	47,468

Less : salaries capitalized in property, plant and equipment	8,680	14,161	12,703

	47,186	55,284	34,765

6.2.	Share-based compensation

a)

The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and vested cumulatively thereafter on every anniversary date over a length of four years. However, on February 4, 2010, the Board of Directors voted to grant its members remuneration that is partly based on share options. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant. Furthermore, in January 2012, a total of 400,000 options were granted to directors. Those options fully vest one year after the grant date, and expire in January 2015. However, these options may only be exercised if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period. The Corporation ended the Initial Plan in 2012. Outstanding options that were issued under this previous plan, will continue to have the same terms and conditions as when they were initially issued.

80	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

A summary of the status, in 2013, 2012 and 2011, of the Corporation’s Initial Plan, and changes during the years then ended, is presented below:

	Number of options (in thousands)	2013 Weighted average exercise price $	Number of options (in thousands)	2012 Weighted average exercise price $	Number of options (in thousands)	2011 Weighted average exercise price $

Options outstanding, beginning of year	1,378	6.44	1,637	4.66	2,311	3.46
Granted	-	-	500	10.60	282	9.98
Exercised	(30)	2.07	(484)	3.15	(899)	3.12
Forfeited	(312)	6.76	(274)	9.23	(57)	6.67
Expired	(101)	2.24	(1)	2.88	-	-

Options outstanding, end of year	935	6.93	1,378	6.44	1,637	4.66

Exercisable options, end of year	629	5.71	661	4.93	728	4.06

The following table summarizes information about the Corporation’s Initial Plan at December 31, 2013:

Exercise price	Options outstanding at December 31, 2013			Exercisable options at December 31, 2013
	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (in thousands)	Weighted average exercise price $

$3.16 to $3.55	100	0.9	3.48	100	3.48
$3.86 to $5.41	435	1.4	4.70	385	4.67
$6.86 to $6.98	112	3.2	6.97	46	6.96
$10.87 to $12.03	288	1.9	11.46	98	11.50

	935	1.7	6.93	629	5.71

The weighted average market share price at the date of exercise was $3.25 in 2013 ($9.51 in 2012 and $8.26 in 2011).

b)

In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

Richmont Mines Inc. | 2013 Annual Report	81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. Eight types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant; (2) options that fully vest one year after the grant date, expire three years after the grant date and are exercisable only if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period; (3) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; (4) options that vest 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant; (5) options that vest 50% on the grant date and 50% the year after, and expire five years after the date of grant; (6) options that vest on August 8, 2016 and expire five years after the date of grant; (7) options that vest in thirds on the grant date, then vest cumulatively thereafter on every anniversary date over a total length of two years, and expire five years after the date of grant; (8) options that vest 25% on the grant date, then vest cumulatively thereafter every month of January over a total period of three years, and expire five years after the date of grant.

A summary of the status of the Corporation’s New Plan and changes during the years 2013 and 2012, is presented below:

	Number of options (in thousands)	2013 Weighted average exercise price $	Number of options (in thousands)	2012 Weighted average exercise price $

Options outstanding, beginning of year	900	5.05	-	-
Granted	1,639	1.30	912	5.04
Forfeited	(34)	3.54	(12)	4.36

Options outstanding, end of year	2,505	2.64	900	5.05

Exercisable options, end of year	854	2.36	98	3.65

The following table summarizes information about the Corporation’s New Plan at December 31, 2013:

Exercise price	Options outstanding at December 31, 2013			Exercisable options at December 31, 2013
	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (in thousands)	Weighted average exercise price $

$1.08 to $1.62	1,584	4.8	1.31	568	1.35
$2.02	20	4.4	2.02	4	2.02
$2.51 to $3.61	296	4.0	3.18	132	3.19
$3.88 to $4.36	182	3.7	4.18	73	4.18
$6.57 to $6.98	423	3.9	6.64	77	6.61

	2,505	4.5	2.64	854	2.36

82	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

c)

In March and in August 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2013, the total amount that could be paid as Retention Awards under these agreements is 2.25 million dollars (6 million dollars in 2012). The cost recorded in 2013 is $742 ($639 in 2012) and the liability to this effect amounts to $711 as at December 31, 2013 ($639 in 2012), which correspond to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

d)

In addition, 324,675 options were issued outside of the Corporation’s plans on May 22, 2012. These options vest in tranches of 20%, beginning one year after the date of issue, and thereafter cumulatively on every anniversary date over four years, and expire seven years after the date of grant. These options have an exercise price of $6.61 and they expire in May 2019. As at December 31, 2013, all options are outstanding and 64,935 options are exercisable. The fair value of these options was estimated based on the value of the services rendered.

e)	During 2013, the Corporation granted 1,639,000 share options to directors, officers and employees (1,736,575 in 2012 and 281,600 in 2011).

The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $0.58 ($2.73 in 2012 and $4.98 in 2011).

The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2013	2012	2011

Exercise price	$1.34	$7.01	$9.98
Share price	$1.34	$7.01	$9.98
Risk-free interest rate	1.5%	1.6%	1.6%
Expected life	3.8 years	3.8 years	4.6 years
Expected volatility	56%	62%	61%
Expected dividend yield	0.0%	0.0%	0.0%

The expected underlying volatility was based on the historical data of the Corporation’s shares over a period equivalent to the expected average life of the options.

The Corporation may grant rights to acquire shares totalling up to 10% of the total issued and outstanding common shares of the Corporation at the time of the granting. Options issued outside of plans are not accounted for in this calculation. As of December 31, 2013, a total of 519,660 options could still be issued.

7.	Loss (gain) on disposal of long-term assets

The loss (gain) on disposal of long-term assets includes the following items:

	2013	2012	2011
	$	$	$

Valentine Lake property a)	-	-	(3,000)
Mining equipment	105	198	(10)

	105	198	(3,010)

a)

On January 24, 2011, the Corporation received $3,000 from Mountain Lake Resources Inc. for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. A gain on the disposal of long-term assets was recognized for the same amount.

Richmont Mines Inc. | 2013 Annual Report	83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

8.	Other revenues

Other revenues include, among others, revenues from the sale of scrap material and rental revenue.

9.	Financial expenses

The financial expenses include the following items:

	2013	2012	2011
	$	$	$

Accretion expense – asset retirement obligations	81	60	115
Interest on finance lease obligations	17	21	-
Financing expenses (note 19 b)	1,165	-	-
Interest and accretion expenses on convertible debentures	-	575	-

	1,263	656	115

10.	Financial revenues

The financial revenues include the following items:

	2013	2012	2011
	$	$	$

Interest on cash and cash equivalents	405	718	570
Gain on disposal of shares of publicly-traded companies	12	90	142
Foreign exchange gain	109	29	475

	526	837	1,187

11.	Mining and income taxes

Income taxes

Mining and income tax expense consists of:

	2013	2012	2011
	$	$	$

Current taxes	785	4,610	5,020
Deferred taxes	7 209	(4,237)	3,523

	7 994	373	8,543

84	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

The income tax expense attributable to earnings from continuing operations differs from the amounts computed by applying the combined federal and provincial income tax rate of 26.71% (26.69% in 2012 and 28.32% in 2011) to earnings before mining and income taxes as a result of the following:

	2013	2012	2011
	$	$	$

Earnings (loss) before mining and income taxes	(25,168)	(2,604)	34,586

Tax expense (recovery) at combined statutory rate	(6,722)	(694)	9,795
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	(104)	(302)	(620)
Deductible mining taxes	58	342	(824)
Recording of deferred income tax assets unrecognized previously	-	(232)	(2,627)
Impact of the change in tax rates	410	272	(1,247)
Adjustment of previously deferred taxes	311	90	(266)
Non deductible expenses	608	789	312
Deferred income tax assets unrecognized on temporary differences during the year	13,705	1,225	163
Other	3	(65)	(14)

Income taxes	8,269	1,425	4,672
Mining tax	(275)	(1,052)	3,871

Mining and income taxes related to continuing operations	7,994	373	8,543

Mining and income taxes related to discontinued operation	-	(7,028)	-

Total mining and income tax expense	7,994	(6,655)	8,543

	Balance		Balance
	January 1,	Recognized	December 31,
	2013	in net income	2013
	$	$	$

Deferred income and mining taxes
Property, plant and equipment - creditor	(2,317)	229	(2,088)
Property, plant and equipment - debtor	7,823	(7,560)	263
Shares of publicly-traded companies	(4)	4	-
Asset retirement obligations	141	47	188
Exploration credits	(343)	69	(274)
Severance pay	10	2	12

	5,310	(7,209)	(1,899)

Presented in the consolidated statement of financial position:
Deferred income and mining tax assets			-
Deferred income and mining tax liabilities			(1,899)

Richmont Mines Inc. | 2013 Annual Report	85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

	Balance		Recognized	Balance
	January 1,	Recognized	directly in	December 31,
	2012	in net income	equity	2012
	$	$	$	$

Deferred income and mining taxes
Property, plant and equipment - creditor	(8,466)	6,149	-	(2,317)
Property, plant and equipment - debtor	1,639	6,184	-	7,823
Shares of publicly-traded companies	(53)	49	-	(4)
Asset retirement obligations	895	(754)	-	141
Exploration credits	(1,172)	829	-	(343)
Severance pay	159	(149)	-	10
Share issue costs	309	(286)	(23)	-
Harmonization of Ontario’s fiscal credits	205	(205)	-	-
Deductible future mining taxes	846	(846)	-	-
	(5,638)	10,971	(23)	5,310
Presented in the consolidated statement of financial position:
Deferred income and mining tax assets				7,484
Deferred income and mining tax liabilities				(2,174)

Deferred tax assets and liabilities

The following differences between the carrying amounts and tax bases from timing differences, unused tax losses and unused tax credits give rise to the following recognized deferred tax assets and liabilities:

	December 31, 2013
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	263	(2,088)	(1,825)
Asset retirement obligations	188	-	188
Exploration credits	-	(274)	(274)
Severance pay	12	-	12

Recognized deferred tax assets and liabilities	463	(2,362)	(1,899)

	December 31, 2012
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	7,823	(2,317)	5,506
Shares of publicly-traded companies	-	(4)	(4)
Asset retirement obligations	141	-	141
Exploration credits	-	(343)	(343)
Severance pay	10	-	10

Recognized deferred tax assets and liabilities	7,974	(2,664)	5,310

86	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

The Company has the following timing differences:

	December 31, 2013
			Quebec
			Mining
	Federal	Provincial	Duties
	$	$	$

Property, plant and equipment	73,838	137,221	48,246
Asset retirement obligations	7,933	7,933	2,321
Deductible future mining taxes	1,899	1,899	-
Severance pay	1,592	1,592	676
Share issue costs	1,073	1,073	-
Losses carried forward	111	105	-

	86,446	149,823	51,243

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is more likely than not that the timing differences will reverse, that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, all deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $34,952.

		December 31, 2012
			Quebec
			Mining
	Federal	Provincial	Duties
	$	$	$

Property, plant and equipment	20,153	84,629	32,815
Asset retirement obligations	6,745	6,745	1,575
Deductible future mining taxes	2,174	2,174	-
Severance pay	1,137	1,137	612
Share issue costs	1,640	1,640	-
Harmonization of Ontario’s fiscal credits	2,425	-	-

	34,274	96,325	35,002

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is more likely than not that the timing differences will reverse, that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, some deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $18,355.

12.	Net loss from discontinued operation

At the end of November 2012, management made the decision to cease commercial gold production at the Francoeur Mine. This Mine is included in the Quebec segment. As a result, revenues, expenses and losses relating to the discontinuation of this operation have been segregated from the Corporation’s results from continuing operations, and are shown as a single line item in the consolidated income statement. The Francoeur Mine remaining property, plant and equipment have been valued at their recoverable amount, and management expects that the majority of these assets will be redeployed to the Corporation’s other mines. The recoverable value of assets was established by three internal experts with the necessary expertise to determine the value of mining assets. They evaluated the fair value for each asset considering the general condition of the asset as well as the actual conditions of the market.

Richmont Mines Inc. | 2013 Annual Report	87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

Operational results for the Francoeur Mine which closed on November 30, 2012 and charges related to the dismantling and closure after this date are summarized as follows:

	2013	2012	2011
	$	$	$

Revenues
Revenues from precious metals	1,837	8,709	-
Cost of sales	1,807	10,485	-

Gross profit (loss)	30	(1,776)	-

Other expenses (revenues)
Exploration and project evaluation	-	290	121
Loss on disposal of long-term assets	88	7	-
Adjustment in the asset retirement obligation	-	154	-
Impairment loss on Francoeur Mine’s assets	-	41,161	-
Adjustment to estimated recoverable value of remaining Francoeur Mine assets	867	-	-
Dismantling costs	182	1,389	-
Severance costs	-	4,306	-
Other revenues	(9)	(23)	(8)

	1,128	47,284	113

Operating loss	(1,098)	(49,060)	(113)

Accretion expense – asset retirement obligations	-	6	12

Loss before mining and income taxes	(1,098)	(49,066)	(125)

Mining and income taxes	-	(7,028)	-

Net loss from discontinued operation	(1,098)	(42,038)	(125)

Cash flows used in discontinued operation

	2013	2012	2011
	$	$	$

Cash flows from (used) operating activities	(5,271)	5,943	(5,382)
Cash flows from (used) in investing activities	825	(15,450)	(19,236)

	(4,446)	(9,507)	(24,618)

88	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

13.	Earnings per share

Both the basic and diluted earnings per share have been calculated using net earnings attributable to Richmont Mines shareholders as the numerator. The weighted average number of shares for the purposes of diluted earnings per share can be reconciled to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	2013	2012	2011

Weighted average number of shares used in basic earnings per share (in thousands)	39,594	35,055	31,813

Shares deemed to be issued in respect of stock option purchase plans and warrants (in thousands)	-	152	621

Weighted average number of shares used in diluted earnings per share (in thousands)	39,594	35,207	32,434

14.	Receivables

The receivables include the following items:

	December 31,	December 31,
	2013	2012
	$	$

Taxes receivable	2,166	2,035
Prepayments and deposits	227	668
Workers’ compensation receivable	113	26
Others	502	192

	3,008	2,921

15.	Inventories

The inventories include the following items:

	December 31,	December 31,
	2013	2012
	$	$

Precious metals	1,647	769
Ore	3,923	2,949
Supplies	3,505	4,046

	9,075	7,764

During the year, a write-down of inventories of $332, including $80 from discontinued operation, was recognized as an expense (write-down of inventories of $562 in 2012, including $310 from discontinued operation). There was no reversal of write-down in 2013 and 2012.

Richmont Mines Inc. | 2013 Annual Report	89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

16.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Advan- ced explora- tion projects	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2013	1,965	58,714	10,312	21,891	92,882	2,546	5,261	7,807	14,836	115,525
Additions	-	8,998	1,470	8,827	19,295	280	156	436	29,970	49,701
Disposals and write-off	-	-	-	(475)	(475)	(586)	(1,137)	(1,723)	-	(2,198)
Impairment	-	(10,723)	(419)	(2,330)	(13,472)	-	-	-	-	(13,472)
Exploration tax credits	-	-	-	-	-	-	-	-	(1,225)	(1,225)
Transfers	-	19,772	2,080	7,894	29,746	(29)	(2,580)	(2,609)	(27,137)	-
Adjustments to the asset retirement obligations	-	127	-	-	127	-	-	-	-	127
Balance at December 31, 2013	1,965	76,888	13,443	35,807	128,103	2,211	1,700	3,911	16,444	148,458
Depreciation and depletion
Balance at January 1, 2013	967	32,868	5,082	10,694	49,611	293	471	764	-	50,375
Depreciation and depletion	60	8,523	1,439	4,256	14,278	138	258	396	-	14,674
Disposals and write-off	-	-	(22)	(182)	(204)	(16)	(49)	(65)	-	(269)
Transfers	-	-	-	219	219	-	(219)	(219)	-	-
Balance at
December 31, 2013	1,027	41,391	6,499	14,987	63,904	415	461	876	-	64,780
Carrying amount at December 31, 2013	938	35,497	6,944	20,820	64,199	1,796	1,239	3,035	16,444	83,678

During the fiscal year, the Corporation determined that the W Zone Mine and the Monique Mine met the commercial production criteria. As a result, assets for these mines were transferred from “advanced exploration projects” classification into the “Mining Sites in Production” classification. Revenues and expenses associated with these mines have been included in the results from continuing operations in the consolidated income statement from the date of such determination. In addition, at the beginning of 2013, the Corporation determined that the Island Gold Deep project met the criteria of an “Advanced Exploration Project”. As a result, the costs incurred on this project were capitalized.

90	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

	Mining sites in production					Corporate office and others			Advan- ced explora- tion projects	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2012	2,025	55,192	9,205	17,497	83,919	966	433	1,399	32,355	117,673
Additions	154	5,166	1,321	4,934	11,575	1,150	1,628	2,778	22,397	36,750
Disposals and write-off	-	(3,232)	(182)	(5,231)	(8,645)	-	(75)	(75)	(33,209)	(41,929)
Exploration tax credits	-	(25)	-	-	(25)	-	-	-	3,216	3,191
Transfers	(214)	1,773	(32)	4,691	6,218	430	3,275	3,705	(9,923)	-
Adjustments to the asset retirement obligations	-	(160)	-	-	(160)	-	-	-	-	(160)
Balance at December 31, 2012	1,965	58,714	10,312	21,891	92,882	2,546	5,261	7,807	14,836	115,525
Depreciation and depletion
Balance at January 1, 2012	938	26,230	3,989	8,482	39,639	195	307	502	76	40,217
Depreciation and depletion	29	6,694	1,116	2,654	10,493	98	180	278	-	10,771
Disposals and write-off	-	(92)	(23)	(522)	(637)	-	(6)	(6)	(6)	(649)
Exploration tax credits	-	36	-	-	36	-	-	-	-	36
Transfers	-	-	-	80	80	-	(10)	(10)	(70)	-
Balance at December 31, 2012	967	32,868	5,082	10,694	49,611	293	471	764	-	50,375
Carrying amount at December 31, 2012	998	25,846	5,230	11,197	43,271	2,253	4,790	7,043	14,836	65,150

During the year ended December 31, 2013, the Beaufor Mine’s average depletion rate was 82 dollars per ounce sold (110 dollars in 2012), the Island Gold Mine’s average depletion rate was 228 dollars per ounce sold (181 dollars in 2012), the W Zone Mine’s average depletion rate was 1,120 dollars per ounce sold and the Monique Mine’s average depletion rate was 281 dollars per ounce sold. Camflo Mill has an average depletion rate of 2.88 dollars per processed tonnes for the year ended December 31, 2013 (2.70 dollars in 2012).

16.1	Impairment loss

Property, Plant and equipment that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is determined on the basis of value-in-use. For the purpose of this test, the Corporation has determined that each mine site represented a cash-generating unit.

Richmont Mines Inc. | 2013 Annual Report	91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

For the year ended December 31, 2013, considering a reduction in proven and probable reserves at the W Zone Mine, management determined that an impairment loss of $13,472 was required. A discount rate of 9% was used by the Corporation to determine the value-in-use.

17.	Long-term debt

Long-term debt includes the following financial liabilities:

	December 31,	December 31,
	2013	2012
	$	$

Finance lease obligations a)	3,737	995
Contract payment holdback b)	1,000	-
Long-term share-based compensation (note 6.2 c)	711	639
Closure allowance c)	573	-

	6,021	1,634

Current portion	825	932

	5,196	702

a)

During the year ended December 31, 2013, the Corporation acquired rolling stock at a cost of $4,402 via five finance leases ($1,628 via two finance lease obligations in 2012). The Corporation benefits from an option of a lower purchase price at the end of these contracts.

For the year ended December 31, 2013, the Corporation recorded interest on finance lease obligations of $14 ($34 in 2012) in property, plant and equipment under the category “advanced exploration projects”.

The net carrying value of the rolling stock under these finance leases amounts to $4,792 ($846 in 2012).

Future minimum finance lease payments at December 31, 2013 are as follows:

	Minimum lease payments due
	2014	2015	2016	2017	Total

December 31, 2013:
Lease payments	986	922	922	1,310	4,140
Finance charges	(161)	(123)	(84)	(35)	(403)

Net present values	825	799	838	1,275	3,737

b)

The contract payment holdback represents amounts that are payable to a supplier for work that has already been completed. The holdback is payable upon completion of the contract, once the Corporation has deemed that the work meets requirements or when the contract is terminated. As at December 31, 2013, the Corporation has not yet deemed that the work done by the supplier meets requirements and estimates that the payment of the holdback will not occur in the next year (note 23).

c)

This closure allowance is payable upon the closure of the Beaufor Mine anticipated to be in 2016. Although no specific date or timeframe has been established for the closure of the mine, this closure allowance has been established using the best estimation of the amount that would be payable when the division will close.

92	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

d)	Convertible debentures, issued in February 2012, were fully repaid in September 2012. The debentures bore an interest rate of 7.6% (effective rate of 9.6%).

The values of the liability component and the equity conversion component had been determined at the time of issuance and were re-evaluated at the time of repayment of the convertible debentures. The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible debenture. The residual amount, representing the value of the equity conversion option, was included, net of tax, in shareholders’ equity in contributed surplus.

The convertible debentures were accounted for as follows:

December 31,
2012
$

Face value of convertible debentures issued on February 1, 2012	10,000
Equity component	(910)

Liability component on initial recognition	9,090
Interest and accretion expenses	575
Interest paid	(487)

9,178
Repayment, September 2012	(10,000)
Transfer to equity component	822

-

18.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

a)	Changes in obligations

The following table sets forth the variation in the asset retirement obligations for the year ended December 31, 2013:

2013
$

Balance, beginning of year	6,745
Accretion expense	81
New obligation – Monique Mine	980
Changes to estimated cash flow and payment schedules	127

Balance, end of year	7,933

Richmont Mines Inc. | 2013 Annual Report	93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

b)	Information used in the calculation of obligations

The rate used to determine the future value of the obligations is based on the expected life of the operation and varies between 3.0% and 3.5% (3.5% in 2012) while the rate reflecting the current market assessments (adjusted for the risks specific to this liability) used to determine the present value of the obligations varies between 1.1% and 1.7% (1.3% in 2012). The payments schedule was determined by taking into account the proven and probable reserves and the estimated annual production level. The following table sets forth the estimated cash flows of future retirement costs used in the calculation of the asset retirement obligations for the year ended December 31, 2013:

	Total amount	Anticipated
	of the estimated	cash flow
	cash flow	payment schedule
2013	$

Monique Mine	976	2015
Beaufor Mine and W Zone Mine	766	2016
Island Gold Mine	1,748	2017
Camflo Mill	3,996	2018
Francoeur Mine	820	2014 and after

	8,306

In 2013, the schedules of the estimated cash flows of future retirement costs of the Island Gold Mine and W Zone Mine were revised to take into account their updated estimated reserves.

In 2012, the schedules of the estimated cash flows of future retirement costs of the Beaufor Mine and the Francoeur Mine were revised to take into account their updated estimated reserves and the closure of the Francoeur Mine.

c)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement:

	December 31,	December 31,
	2013	2012
	$	$

Camflo Mill	3,736	3,759
Island Gold Mine	1,663	1,411
Monique Mine	965	-
Beaufor Mine and W Zone Mine	749	755
Francoeur Mine	820	820

	7,933	6,745

Current portion	330	370

	7,603	6,375

94	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

d)	Restricted deposits and letters of credit

Most of the restricted deposits relate specifically to site restoration. As at December 31, 2013, the Corporation has $117 in restricted deposits with the Quebec government, $594 in restricted deposits with the Ontario government and $2,650 in guaranteed investment certificate to secure a credit facility available to the Corporation up to an amount of $4,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.85% in 2012). The following table provides the allocation of restricted deposits and letters of credit issued as at December 31, 2013:

	2013	2012
	$	$

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	594	184
Beaufor Mine	107	107
Other	10	54

	711	345

Guaranteed investment certificate, 1.25% maturing in February 2014[1]	2,650	-

Other	60	339

	3,421	684
Letters of credit[1]
Camflo Mill	1,332	1,332
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	239	-
Additional credit	100	-

	2,650	2,311

1  Letters of credit are secured by the guaranteed investment certificate.

As at December 31, 2012, the Corporation had guaranteed the restoration of its mining sites by $161 in restricted deposits with the Quebec government, $184 in restricted deposits with the Ontario government and by the pledge of letters of credit amounting to $2,311.

19.	Share capital

Authorized: Unlimited number of common shares with no par value

	Number	2013	Number	2012	Number	2011
	of shares	Amount	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$	(thousands)	$

Issued and paid: Common shares
Balance, beginning of year	39,566	132,113	33,110	104,872	31,230	91,010
Issue of shares for cash a)
Common	-	-	5,972	25,981	981	10,295
Exercise of stock options	30	89	484	2,174	899	3,904
Common shares issue costs, net of future tax asset a)	-	-	-	(914)	-	(337)

Balance, end of year	39,596	132,202	39,566	132,113	33,110	104,872

Richmont Mines Inc. | 2013 Annual Report	95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

a)	Issue of shares

In 2013, the Corporation issued 30,000 common shares (483,600 in 2012 and 899,400 in 2011) following the exercise of stock options and received cash proceeds in the amount of $62 ($1,521 in 2012 and $2,804 in 2011). Contributed surplus was reduced by $27 ($653 in 2012 and $1,100 in 2011) which represents the fair value of the exercised stock options.

In September 2012, the Corporation issued, as part of a private placement, 5,972,540 common shares at $4.35 each for a total consideration of $25,981. An expense of $914 was incurred relating to the issuance of common shares, creating a non recorded future tax asset of $243.

In October 2011, the Corporation issued, as part of a private placement, 980,500 common shares at $10.50 each and 245,125 stock warrants for a total cash consideration of $10,295. An expense of $458 was incurred relating to the issuance of common shares, creating a future tax asset of $121.

b)	Warrants

a)

During the year ended December 31, 2013, the Corporation established a Senior Secured Credit Facility for up to US$50.0 million. By mutual agreement between the Corporation and the lender, the Facility was terminated on December 20, 2013. The Corporation incurred financing costs of $1,165 related to this Facility, which are recorded as financial expenses (note 9). As part of the terms of the Facility, 812,500 warrants were issued to the lender, each warrant allowing for the acquisition of one common share at a price of $2.45 prior to August 2016. The method used to recognize the value of these warrants is the fair value method which at the grant date, calculated using the Black and Scholes pricing model, is $0.54 per warrant. Consequently, an amount of $439 was registered in shareholder’s equity in contributed surplus and the counterpart as financing costs. The assumptions used in the Black & Scholes model were a strike price of $2.45, a stock price of $1.77, a risk-free interest rate of 1.18%, an expected life of 3 years, an expected volatily of 59% and an expected dividend yield of 0%. The expected underlying volatility was based on the historical volatility of the Corporation’s shares over a period of 3 years. As at December 31, 2013, 812,500 warrants are issued and exercisable.

b)

In conjunction with the October 2011 share issue, a total of 245,125 warrants were issued. Each warrant allowing for the acquisition of one common share at a price of $13.00 prior to December 31, 2012. The method used to recognize the value of these warrants is the residual value method for which the value of the warrants corresponds to the difference between the market value of the shares at the issuance date and the consideration received at that time. Considering that the market value of the shares issued was higher than the consideration received, no value was granted to the warrants issued. The warrants expired on January 1, 2013.

96	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

20.	Consolidated statements of cash flows

	2013	2012	2011
	$	$	$

Net change in non-cash working capital items

Receivables	(98)	114	(1,118)
Exploration tax credits receivable	(959)	(668)	(4,631)
Inventories	(1,311)	(167)	(233)
Payables, accruals and provisions	1,738	3,510	1,181

	(630)	2,789	(4,801)

Supplemental informations
Transactions with no impact on cash flows:
Property, plant and equipment increase (decrease) as a result of the revision of the estimated payment schedule and the estimated cash flow of the asset retirement obligation	127	(160)	215
Property, plant and equipment increase as a result of a new asset retirement obligations – Mine Monique	980	-	-

Payables, accruals and provisions related to property, plant and equipment	1,898	523	3,253

Long-term debt related to property, plant and equipment	1,000	-	-

In 2013, an amount of $1,125 ($950 in 2012), included in exploration tax credits receivable, was registered as a reduction in property, plant and equipment. During 2012, an amount of $4,141 initially recorded as exploration tax credits receivable was reversed and reflected as an increase to property, plant and equipment. These amounts are not included in the net change in non-cash working capital items.

During the year 2012, an amount of $7,169 of exploration tax credits receivable was applied against income taxes payable after the filing of the tax return.

A closure allowance of $573 presented in long-term debt in 2013, was included in payables, accruals and provisions in 2012.

Richmont Mines Inc. | 2013 Annual Report	97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

21.	Related party transactions

21.1.	Transactions with key management personnel

The key management personnel include members of the Board of Directors and named executive officers of the Corporation consisting of the President & Chief Executive Officer, the Executive Vice-President and Chief Financial Officer, the Executive Vice-President and Chief Operating Officer and the Financial Director. Key management personnel remuneration includes the following expenses.

	2013	2012	2011
	$	$	$

Short-term benefits
Salaries, directors’fees, bonuses and other benefits	2,336	1,988	1,673
Severance compensation	266	1,986	117
Related benefits	78	159	165

Total short-term benefits	2,680	4,133	1,955

Post-employment benefits
Defined contribution pension plan	9	8	6
State plan	23	23	20

Total post-employment benefits	32	31	26

Stock-based compensation	1,328	2,438	611

	4,040	6,602	2,592

During 2013, key management did not exercise any share options while in 2012, key management exercised 324,000 share options (368,200 in 2011) with a total exercise price of $1,072 ($1,165 in 2011).

21.2.	Other transactions

The former corporate secretary is a partner at a law firm. Until May 9, 2013, date of his resignation as corporate secretary, the Corporation received professional services from this firm for a total consideration of $60, including taxes ($333 in 2012 and $225 in 2011).

On February 1, 2012, the Corporation completed a private placement of $10,000 with the past Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family in the form of debentures convertible into the Corporation’s common shares. The convertible debentures were entirely retired in September 2012.

22.	Commitments and subsequent event

The Corporation is subject to pay the following royalties: the Beaufor Mine and the W Zone Mine, $30 per ounce produced on 50% of the production; Island Gold Mine, a 3% net smelter return royalty per ounce produced from the Lochalsh claims and a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims; and at the Monique Mine, a 0.38% smelter return royalty per ounce produced. Royalty payments could be payable on other properties if such other properties are brought into commercial production.

The Corporation is committed, under an operating lease expiring in December 2017, to pay a total sum of $546 for office space. Minimum rental payments for the next four years amount to $136 annually.

98	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc., owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. With this Agreement, the Corporation will secure mining rights below a depth of 400 metres on several claims to the south of the Island Gold Deep Project, and will acquire a claim which will extend the western boundary of its Island Gold Deep Project by a distance of 585 metres towards the west. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project. Under the terms of the Agreement, the Corporation will receive a net payment of $2 million in cash from Argonaut upon completion of the land transactions, which is expected to take place by the end of the first quarter of 2014.

On December 20, 2013 the Corporation announced that it had decided to terminate, with no cancellation costs, the Senior Secured Credit Facility (the “Facility”) for up to US$50 million secured in mid-June and subsequently closed in August 2013, with Macquarie Bank Limited (“Macquarie”). At the onset of discussions with Macquarie in March 2013, financing the development of Island Gold Deep partly through debt was deemed a good business decision, and the hedging of a minimal amount of production ounces to lock in attractive margins was deemed to be a prudent approach given the higher gold price. Following the approximate $400/ounce decrease in the gold price, however, management believed that it was in the best interest of the Corporation and its shareholders to terminate the Facility, with the objective of developing Island Gold Deep through internally-generated cash flow from the Corporation’s producing mines.

The Corporation decided, in February 2014, to mine the economical part of the ore body already developed at the W Zone Mine and then to suspend operations, which is currently estimated to take place by the end of the second quarter of 2014.

23.	Contingencies

The Corporation is involved in the following legal proceedings against the Corporation:

a)

The Corporation filed a lawsuit against a supplier (the “supplier”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The supplier disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the supplier had to absorb substantial costs following the breach of contract;

b)

The second dispute is related to an invoice that the Corporation is contesting because the amount invoiced included costs stemming from work that the Corporation had not previously authorized. This work was not specified in the contract, and did not meet the parameters of the signed contract that stated that any additional work required prior approval. The parties have chosen to transfer the case to arbitrators as stipulated in the contract. The Corporation made a counter-claim to be reimbursed for the amount that had to be spent in order to redo the repairs.

Management is of the opinion that the basis of these litigations is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

Furthermore, the Corporation introduced legal procedure against its former Monique Mine mining contractor for work poorly executed or not executed at all. As at December 31, 2013, an amount of $1,000 in contract holdback remains unpaid by the Corporation related to this work.

A wholly owned subsidiary, acquired in December 2008, is currently subject to a tax review concerning a December 2006 financing done through the issuance of flow-through shares. The purpose of the review is to determine if the expenditures made are acceptable Canadian Exploration Expenses under the laws of flow-through share financing. No provision has been accounted for in the financial statements as Management is of the opinion that this financing was compliant with the applicable laws.

Finally, in 2012, the Corporation received a draft assessment from the Quebec tax authorities, whom are not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011. An amount of $4,141 initially recorded as exploration tax credits receivable was reversed and reflected as an increase to property, plant and equipment. The management of the Corporation is contesting this position, because it believes that the Corporation had the right to claim these exploration tax credits.

Richmont Mines Inc. | 2013 Annual Report	99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

24.	Capital disclosures

The Corporation’s objectives when managing its capital are to safeguard the Corporation’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

The Corporation defines its capital as its equity.

The Corporation manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets. The Corporation is not subject to externally imposed capital requirements. The Corporation’s management of capital remained unchanged since the previous year.

25.	Financial instruments and risk management

a)	Fair value

The following table presents the carrying amounts and fair values of each financial instruments category:

		December 31, 2013		December 31, 2012
		Book	Fair	Book	Fair
	Fair value	value	value	Value	Value
	hierarchy	$	$	$	$

Available-for-sale financial assets
Shares of publicly-traded companies	Level 1	-	-	30	30

Loans and receivables
Cash[1]	Level 2	17,551	17,551	55,927	55,927
Cash equivalents[1]	Level 2	-	-	3,883	3,883
Receivables[1]	Level 2	502	502	192	192

		18,053	18,053	60,002	60,002

Financial liabilities, at amoritzed cost
Payables, accruals and provisions[1]	Level 2	13,096	13,096	6,771	6,771
Finance lease obligations[2]	Level 2	3,737	3,737	995	995
Contract payment holdback[2]	Level 2	1,000	1,000	-	-
Closure allowance[2]	Level 2	573	573	-	-

		18,406	18,406	7,766	7,766

[1]

The Corporation owns and assumes financial assets and liabilities such as cash and receivables (except taxes receivable), as well as payables, accruals and provisions (except salaries and related benefits payable). The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

[2]

The fair value was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the finance lease obligations, the contract payment holdback and the closure allowance approximate the book value.

100	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

b)	Fair value hierarchy

Financial instruments recognized at fair value on the Consolidated Statement of Financial Position must be classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurement, the fair value hierarchy levels are as follow:

Level 1:	quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
Level 2:	valuation techniques based on inputs other than quoted prices included in level 1, that are either directly or indirectly observable;
Level 3:	valuation techniques with significant unobservable market inputs.

The fair value measurements of shares of publicly-traded companies have been classified at level 1 from the fair value hierarchy. This valuation is based on bid price of the stock.

c)	Market risk

The Corporation is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Corporation could manage its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Corporation is also exposed to fluctuations of interest rates for its cash and cash equivalents. The risks and the management of those risks were unchanged compared to previous years. The exposure to fluctuations of interest rates is not significant.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Corporation does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

Foreign exchange risk
Exposure to currency exchange rates arises from revenues from the sale of precious metals and purchases that the Corporation carries out abroad. All of the Corporation’s precious metal revenues are either earned in or based on U.S. dollars precious metal prices, while the majority of its operating costs are in Canadian dollars.

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Corporation can occasionally enter into various types of foreign exchange contracts. During the years 2013 and 2012 the Corporation did not enter into any forward exchange contracts. At December 31, 2013 and 2012, assets and liabilities denominated in US dollars are not significant.

The following table illustrates the sensitivity of net earnings and equity in regards to the US dollar/ Canadian dollar exchange rate, all other variables being constant. It assumes a +/- 8% change of the US dollar/ Canadian dollar exchange rate for the reporting period ended December 31, 2013 (+/- 7% for the reporting period ended December 31, 2012 and +/- 11% for the reporting period ended December 31, 2011). These percentages have been determined based on the average market volatility in exchange rates in the preceding twelve months. The sensitivity analysis assumes that all the Corporation revenues are U.S. dollars based for the reporting period.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)

2013	+/- 8% (US$ / CAN$)	+/- 5,267
2012	+/- 7% (US$ / CAN$)	+/- 5,572
2011	+/- 11% (US$ / CAN$)	+/- 9,373

Richmont Mines Inc. | 2013 Annual Report	101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

Commodity price risk
The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. For its gold production, the Corporation can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. In 2013, 2012 and 2011, the Corporation did not enter into any hedging contracts for its gold production.

The following table illustrates the sensitivity of net earnings and equity to movements in the price of gold, all other variables being constant. It assumes a +/- 10% change in the average selling price of gold realized (US$ per ounce), taking into account the average exchange rate for the corresponding year.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)

2013	+/- 10%	+/- 6,328
Average exchange rate (US$/CAN$) 1.0299

2012	+/- 10%	+/- 7,903
Average exchange rate (US$/CAN$) 0.9996

2011	+/- 10%	+/- 8,311
Average exchange rate (US$/CAN$) 0.9891

d)	Credit risk

Financial instruments that expose the Corporation to a credit risk consist of receivables (except taxes receivable) and cash and cash equivalents. The receivables partially consist of prepayments and consequently the exposure to credit risk for the receivables is reduced.

The Corporation invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2013, the Corporation’s cash is held through one financial institution (at December 31, 2012, the Corporation’s cash and term deposits were held through three financial institutions).

The following table presents the composition of cash and cash equivalents:

	December 31,	December 31,
	2013	2012
	$	$

Cash a)	17,551	55,927
Cash equivalents	-	3,883

	17,551	59,810

a)	As at December 31, 2013, the cash was invested with effective rate of 1.20% (as at December 31, 2012, 99% of cash was invested with effective rates varying from 1.20% to 1.50%).

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Corporation has the necessary funds to meet its obligations. The liquidity risk and its management were the same as during the previous year.

Payables, accruals and provisions are due in the next financial year.

Payments for the finance lease obligations are disclosed in note 17.

102	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

26.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes and discontinued operation. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2013 compared to annual financial statements of 2012 and 2011 in the basis of segmentation or the basis of evaluation of segment result.

2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	41,563	50,487	92,050	-	(1,837)	90,213
Cost of sales	40,164	47,475	87,639	-	(1,807)	85,832

Gross profit (loss)	1,399	3,012	4,411	-	(30)	4,381

Exploration and project evaluation	2,240	4,532	6,772	1,103	-	7,875
Administration	-	-	-	7,514	-	7,514
Loss (gain) on disposal of long-term assets	(89)	79	(10)	26	89	105
Impairment loss on W Zone Mine	13,472	-	13,472	-	-	13,472
Other revenues	(20)	(132)	(152)	(6)	4	(154)

	15,603	4,479	20,082	8,637	93	28,812

Operating loss	(14,204)	(1,467)	(15,671)	(8,637)	(123)	(24,431)

Financial expenses	62	19	81	1,182	-	1,263
Financial revenues	(4)	(2)	(6)	(523)	3	(526)

Loss before taxes and discontinued operation	(14,262)	(1,484)	(15,746)	(9,296)	(126)	(25,168)

Net loss from discontinued operation	(1,098)	-	(1,098)	-	-	(1,098)

Addition of property, plant and equipment	13,681	27,770	41,451	437	-	41,888

Current assets	11,479	7,710	19,189	17,040	-	36,229
Restricted deposits	107	594	701	2,720	-	3,421
Property, plant and equipment	18,193	62,184	80,377	3,301	-	83,678

Total assets	29,779	70,488	100,267	23,061	-	123,328

Current liabilities	7,876	9,943	17,819	4,458	-	22,277
Long-term debt	1,573	2,912	4,485	711	-	5,196
Asset retirement obligations	5,451	1,662	7,113	490	-	7,603
Deferred income and mining tax liabilities	-	-	-	1,899	-	1,899

Total liabilities	14,900	14,517	29,417	7,558	-	36,975

Richmont Mines Inc. | 2013 Annual Report	103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

2012
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	40,820	69,631	110,451	-	(8,733)	101,718
Cost of sales	39,888	44,395	84,283	-	(10,485)	73,798

Gross profit	932	25,236	26,168	-	1,752	27,920

Exploration and project evaluation	1,722	10,969	12,691	7,864	(290)	20,265
Administration	-	-	-	10,270	-	10,270
Loss (Gain) on disposal of long-term assets	1	181	182	23	(7)	198
Other revenues	(33)	(1)	(34)	(1)	7	(28)

	1,690	11,149	12,839	18,156	(290)	30,705

Operating earnings (loss)	(758)	14,087	13,329	(18,156)	2,042	(2,785)

Financial expenses	53	14	67	595	(6)	656
Financial revenues	(16)	(1)	(17)	(820)	-	(837)

Earnings (loss) before taxes and discontinued operation	(795)	14,074	13,279	(17,931)	2,048	(2,604)

Net loss from discontinued operation	(42,038)	-	(42,038)	-	-	(42,038)

Addition of property, plant and equipment	27,288	8,364	35,652	2,202	-	37,854

Current assets	6,387	12,854	19,241	55,685	-	74,926
Restricted deposits	107	184	291	393	-	684
Property, plant and equipment	21,282	35,851	57,133	8,017	-	65,150
Deferred income and mining tax assets	-	-	-	7,484	-	7,484

Total assets	27,776	48,889	76,665	71,579	-	148,244

Current liabilities	4,583	4,723	9,306	11,324	-	20,630
Long-term debt	63	-	63	639	-	702
Asset retirement obligations	4,514	1,411	5,925	450	-	6,375
Deferred income and mining tax liabilities	-	-	-	2,174	-	2,174

Total liabilities	9,160	6,134	15,294	14,587	-	29,881

104	Richmont Mines Inc. | 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

2011
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	42,062	76,456	118,518	-	-	118,518
Cost of sales	26,597	45,099	71,696	-	-	71,696

Gross profit	15,465	31,357	46,822	-	-	46,822

Exploration and project evaluation	1,177	5,549	6,726	4,321	(121)	10,926
Administration	-	-	-	5,456	-	5,456
Loss (gain) on disposal of long-term assets	-	2	2	(3,012)	-	(3,010)
Other revenues	(21)	(50)	(71)	(1)	8	(64)

	1,156	5,501	6,657	6,764	(113)	13,308

Operating earnings (loss)	14,309	25,856	40,165	(6,764)	113	33,514

Financial expenses	101	26	127	-	(12)	115
Financial revenues	(6)	(11)	(17)	(1,170)	-	(1,187)

Earnings (loss) before taxes and discontinued operation	14,214	25,841	40,055	(5,594)	125	34,586

Net loss from discontinued operation	(125)	-	(125)	-	-	(125)

Addition of property, plant and equipment	26,168	4,959	31,127	543	-	31,670

Current assets	11,179	14,636	25,815	63,362	-	89,177
Restricted deposits	106	184	290	-	-	290
Property, plant and equipment	40,172	34,794	74,966	2,490	-	77,456
Deferred income and mining tax assets	-	-	-	1,067	-	1,067

Total assets	51,457	49,614	101,071	66,919	-	167,990

Current liabilities	6,164	3,948	10,112	10,354	-	20,466
Asset retirement obligations	5,329	1,356	6,685	-	-	6,685
Deferred income and mining tax liabilities	-	-	-	6,705	-	6,705

Total liabilities	11,493	5,304	16,797	17,059	-	33,856

In 2013, 67% of precious metals have been sold through US financial institutions (71% in 2012 and 74% in 2011).

27.	Approval of Financial Statements

The consolidated financial statements for the year ended December 31, 2013 were approved for publication by the Board of Directors on February 19, 2014.

Richmont Mines Inc. | 2013 Annual Report	105

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS	OFFICERS	BEAUFOR MINE / W ZONE MINE
H. Greg Chamandy	Paul Carmel, Eng.	Marc-André Lavergne, Eng.
Executive Chairman of the Board	President and Chief Executive Officer	Manager, Beaufor, W Zone and
Monique Divisions
Paul Carmel[4]	Pierre Rougeau
Director, and President and Chief	Executive Vice-President and Chief	Marcel St-Pierre
Executive Officer	Financial Officer	Superintendent

Elaine Ellingham, P.Geo., M. Sc.,	Rosaire Émond, Eng.	Sabrina Charette
MBA[2,3]	Vice-President and Chief Operating	Human Resources Coordinator
Lead Director and Chairman of the	Officer
Corporate Governance and		MONIQUE MINE
Nominating Committee	Daniel Adam, P.Geo., PhD
	Vice-President, Exploration	Marc-André Lavergne, Eng.
Dr. James W. Gill, B.Sc., M. Sc.,		Manager, Beaufor, W Zone and
PhD[1,3,4]	Nicole Veilleux, CPA, CA	Monique Divisions
Director and Chairman of the Human	Financial Director
Resources and Compensation		Danis Janvier
Committee		Superintendent
CORPORATE STAFF
Michael Pesner, CPA, CA1, 2, 3		ISLAND GOLD MINE
Director and Chairman of the Audit	Jennifer Aitken, MBA
Committee	Investor Relations Manager	Jean Bastien, Eng., MBA
General Manager, Island Gold Mine
René Marion, Eng.[1,2,4]	Maxime Grondin, CIRC	and Island Gold Deep Project
Director and Chairman of the	Human Resources and Health &
Environmental, Health and Safety	Safety Manager	Sylvie Belisle
Committee		Human Resources Coordinator
Pascal Lavoie
	Environment, Sustainable	ISLAND GOLD DEEP PROJECT
CORPORATE SECRETARY	Development and Camflo Mill
	Manager	Jean Bastien, Eng., MBA
Mélissa Tardif		General Manager, Island Gold Mine
Lawyer and Corporate Secretary	Mélissa Tardif	and Island Gold Deep Project
Lawyer and Corporate Secretary
CAMFLO MILL
[1] Member of the Audit Committee		Pascal Lavoie
Environment, Sustainable
[2] Member of the Corporate		Development and Camflo Mill
Governance and Nominating		Manager
Committee
Bernard Belley
[3] Member of the Human Resources		Superintendent
and Compensation Committee

[4] Member of the Environmental,
Health and Safety Committee

106	Richmont Mines Inc. | 2013 Annual Report

GENERAL INFORMATION

CORPORATE OFFICE	TRANSFER AGENT AND	ANNUAL MEETING OF
	REGISTRAR	SHAREHOLDERS
Richmont Mines Inc.
161 avenue Principale	Computershare Trust Company of	The Annual General Meeting of
Rouyn-Noranda, Quebec J9X 4P6	Canada Inc.	Shareholders will be held on
Canada	1500 University Street	Thursday, May 8, 2014, at 9:00 am
Phone: 819 797-2465	Suite 700	at the Omni Mont-Royal Hotel,
Fax: 819 797-0166	Montreal, Quebec H3A 3S8	1050 Sherbrooke Street West
	Canada	Montreal, Quebec H3A 2R6
Montreal	Phone: 514 982-7888	Canada
1501 McGill College Avenue	Fax: 514 982-7580
Suite 2920		RAPPORT ANNUEL 2013
Montreal, Quebec H3A 3M8	CO-TRANSFER AGENT AND
Canada	CO-REGISTRAR IN THE	Un exemplaire français du présent
Phone: 514 397-1410	UNITED STATES	rapport annuel est disponible sur
Fax: 514 397-8620		demande :
	Computershare Trust Company Inc.	1501, avenue McGill College
Jennifer Aitken	Computershare USA	Bureau 2920
Investor Relations Manager		Montréal (Québec) H3A 3M8
Phone: 514 397-1410 ext. 101	AUDITORS	Canada
jaitken@richmont-mines.com		Téléphone : 514 397-1410
	Raymond Chabot Grant	Télécopieur : 514 397-8620
STOCK EXCHANGE LISTINGS	Thornton LLP
(RIC)		INTERNET

Toronto Stock Exchange (TSX)		www.richmont-mines.com
New York Stock Exchange – Market
(NYSE MKT)

Richmont Mines Inc. | 2013 Annual Report	107

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